82-3172

DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 24, 2004

04036565

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

enc.

dlw 8/30

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,898,609 1,200 1,490,899,809	1,490,898,609 1,200 1,490,899,809	Before Exercise Less Exercise After Exercise	50,480,768 (1,200) 50,479,568

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 23, 2004

RECEIVED
2004 AUG 30 A 10: 59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment).

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,200	$12.27	$14,724.00	
1,200	Total value of shares exercised =	$14,724.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

[illegible] | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D293211(4) [Retrieve Details]

Identification Type : * PASSPORT

Name : * WONG CHIU HOO

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 34/F WU CHUNG HSE, 213 QUEEN'S ROAD EAST

WANCHAI, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490899809.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490899809.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	23/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000818209A

Transaction No.	Company Registration No.	Company Name
C040385528	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000818209A Date/Time : 23/08/2004 16:15
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 19.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,899,809 8,000 1,490,907,809	1,490,899,809 8,000 1,490,907,809	Before Exercise Less Exercise After Exercise	50,479,568 (8,000) 50,471,568

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham　　Authorised Signature : ....

Designation : Assistant Secretary　　Date : August 24, 2004

RECEIVED
2004 AUG 30 A 10: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$14.73	$117,840.00	
8,000	Total value of shares exercised =	$117,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1581845Z	CAROLINE TAN SIEW CHENG	Individual
S6927801I	NG LI LIAN	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1581845Z [Retrieve Details]

Identification Type : * NRIC

Name : * CAROLINE TAN SIEW CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467683 [Retrieve Address]

Block/House No. : 49

Street Name : **LUCKY GARDENS**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital [illegible] | List of Shareholders after the allotment | Summary of Capital

Particulars of Allotee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6927801I [Retrieve Details]

Identification Type : * NRIC

Name : * NG LI LIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 249183 [Retrieve Address]

Block/House No. : 2

Street Name : **JALAN MUTIARA**

Unit : # -

Building/Estate Name : **MUTIARA CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490907809.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490907809.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	24/08/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000818860A

Transaction No.	Company Registration No.	Company Name
C040386324	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000818860A

Date/Time : 24/08/2004 09:06

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,009.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,490 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,907,809 11,490 1,490,919,299	1,490,907,809 11,490 1,490,919,299	Before Exercise Less Exercise After Exercise	50,471,568 (11,490) 50,460,078

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 24, 2004

RECEIVED
2004 AUG 30 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,490	$10.40	$119,496.00	
11,490	Total value of shares exercised =	$119,496.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Declaration | Shares payable in cash | **For a consideration other than cash** | Share Capital/Allottees Particulars | **List of Shareholders after the allotment** | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11490		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	[illegible]	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D293211(4)	WONG CHIU HOO	Individual
S0128293Z	HO TIONG YONG	Individual
S6927801I	NG LI LIAN	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6927801I [Retrieve Details]

Identification Type : * NRIC

Name : * NG LI LIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 249183 [Retrieve Address]

Block/House No. : 2

Street Name : **JALAN MUTIARA**

Unit : # 03 - 02

Building/Estate Name : **MUTIARA CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8070

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | [illegible] | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0128293Z [Retrieve Details]

Identification Type : * NRIC

Name : * HO TIONG YONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150086 [Retrieve Address]

Block/House No. : 86

Street Name : **REDHILL CLOSE**

Unit : # 10 - 606

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1620

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottee Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D293211(4) [Retrieve Details]

Identification Type : * PASSPORT

Name : * WONG CHIU HOO

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 34/F WU CHUNG HSE, 213 QUEEN'S ROAD EAST
WANCHAI, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490919299.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490919299.00**	**86084215.00**	**0.00**

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	24/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000819288A

Transaction No.	Company Registration No.	Company Name
C040386779	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No : ACR0000000819288A

Date/Time : 24/08/2004 11:17

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 369.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 20, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

enc.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,884,019 10,000 1,490,894,019	1,490,884,019 10,000 1,490,894,019	Before Exercise Less Exercise After Exercise	50,495,358 (10,000) 50,485,358

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 20, 2004

RECEIVED
2004 AUG 30 A 10: 53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment).

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
P436312(8)	WU TAO THOMAS	Individual
S1104623A	LIM KING SENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * P436312(8) Retrieve Details

Identification Type : * PASSPORT

Name : * WU TAO THOMAS

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : APT 1637 TOWER 5 HK PARKVIEW

88 TAI TAM RESERVOIR ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	1.00		
Amount of Authorised Share Capital :	5000000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	1490894019.00	86084215.00	0.00
Amount of Paid-up Share Capital :	1490894019.00	86084215.00	0.00

23/8

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	23/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000817359A

Transaction No.	Company Registration No.	Company Name
C040384646	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,880,119	1,490,880,119	Before Exercise	50,499,258
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,900	3,900	Less Exercise	(3,900)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,884,019	1,490,884,019	After Exercise	50,495,358

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 20, 2004

RECEIVED 2004 AUG 30 A 9:00 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,900	$12.27	$47,853.00	
3,900	Total value of shares exercised =	$47,853.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D549557(2)	KWONG SIU HUNG	Individual
E615313(9)	CHUNG CHIK KAU	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D549557(2) Retrieve Details

Identification Type : * PASSPORT

Name : * KWONG SIU HUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 17/F, TOWER 18, SOUTH HORIZONS

AP LEI CHAU, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E615313(9) Retrieve Details

Identification Type : * PASSPORT

Name : * CHUNG CHIK KAU

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 27/F, BLOCK 4
CITY GARDEN NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490884019.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490884019.00**	**86084215.00**	**0.00**

23/8

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	23/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000817291A

Transaction No.	Company Registration No.	Company Name
C040384582	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000817291A Date/Time : 23/08/2004 10:03
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 49.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,950 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,869,169	1,490,869,169	Before Exercise	50,510,208
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	10,950	10,950	Less Exercise	(10,950)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,880,119	1,490,880,119	After Exercise	50,499,258

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui | Authorised Signature : ....

Designation : Assistant Secretary | Date : August 20, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

RECEIVED
2004 AUG 30 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,950	$15.30	$167,535.00	
10,950	Total value of shares exercised =	$167,535.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10950		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0091257C	CHANG LOK MENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideartion other than cash** | Share Capital / Allottees Particulars | **List of Shareholders after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0091257C [Retrieve Details]

Identification Type : * NRIC

Name : * CHANG LOK MENG

Nationality : * SINGAPOREAN (301)

Mobile No : 62584711

Occupation :

Email Address : CHANGLOKMENG@YAHOO.COM.SG

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570190 [Retrieve Address]

Block/House No. : 190

Street Name : **BISHAN STREET 13**

Unit : # 13 - 429

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10950

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490880119.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490880119.00**	**86084215.00**	**0.00**

23/8

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	23/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000817223A

Transaction No.	Company Registration No.	Company Name
C040384517	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No : ACR0000000817223A Date/Time : 23/08/2004 09:44
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 59.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,590 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

5. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,894,019	1,490,894,019	Before Exercise	50,485,358
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	4,590	4,590	Less Exercise	(4,590)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,898,609	1,490,898,609	After Exercise	50,480,768

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 20, 2004

RECEIVED
2004 AUG 30 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,590	$10.40	$47,736.00	
4,590	Total value of shares exercised =	$47,736.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4590		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2644499C	CHUNG WAI TAK	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2644499C [Retrieve Details]

Identification Type : * NRIC

Name : * CHUNG WAI TAK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465925 [Retrieve Address]

Block/House No. : 31

Street Name : **KEW WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4590

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490898609.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490898609.00**	**86084215.00**	**0.00**

23/8

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	23/08/2004

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DEPOSIT SERVICES

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Statement of Transaction for Deposit Service Account

From 23/08/2004 To 23/08/2004

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
23/08/2004		**Balance Brought Forward**				**69.00**
1	23/08/2004 09:43:46	S1786987F	Lodgment Of Return Of Allotment Of Share / 199901152M C040384517	ACR0000000817223A	10.00	0.00
2	23/08/2004 10:02:41	S1786987F	Lodgment Of Return Of Allotment Of Share / 199901152M C040384582	ACR0000000817291A	10.00	0.00
3	23/08/2004 10:28:24	S1786987F	Lodgment Of Return Of Allotment Of Share / 199901152M C040384646	ACR0000000817359A	10.00	0.00
4	23/08/2004 11:31:36	S1786987F	Lodgment Of Return Of Allotment Of Share / 199901152M C040384840	ACR0000000817544A	10.00	0.00
Total					**40.00**	**0.00**
Balance Carried Down						**29.00**

The above information will be treated as correct unless you notify us of any error within days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 11: 00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 20, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Secretariat
Bank Executive
(65) 6878 6141

enc.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 950 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,835,109 950 1,490,836,059	1,490,835,109 950 1,490,836,059	Before Exercise Less Exercise After Exercise	50,544,268 (950) 50,543,318

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 20, 2004

RECEIVED
2004 AUG 30 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
950	$15.30	$14,535.00	
950	Total value of shares exercised =	$14,535.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	950		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1179193Z [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YEE LAY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150013 [Retrieve Address]

Block/House No. : 13

Street Name : **JALAN BUKIT MERAH**

Unit : # 08 - 5042

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 950

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	20/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000815206A

Transaction No.	Company Registration No.	Company Name
C040382315	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000815206A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 20/08/2004 09:58

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 104.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,836,059 8,000 1,490,844,059	1,490,836,059 8,000 1,490,844,059	Before Exercise Less Exercise After Exercise	50,543,318 (8,000) 50,535,318

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui Authorised Signature : ....

Designation : *Assistant Secretary* Date : August 20, 2004

RECEIVED 2004 AUG 30 A 11: 00 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$12.93	$103,440.00	
8,000	Total value of shares exercised =	$103,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * 004223960 [Retrieve Details]

Identification Type : * PASSPORT

Name : * WONG CHEUNG KAN

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : APT 1104 TOWER A SAN FRANCISCO TOWERS 29-35,
VENTRIS ROAD, HAPPY VALLEY, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	20/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000815879A

Transaction No.	Company Registration No.	Company Name
C040383007	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000815879A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 20/08/2004 14:16

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 89.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,844,059 3,000 1,490,847,059	1,490,844,059 3,000 1,490,847,059	Before Exercise Less Exercise After Exercise	50,535,318 (3,000) 50,532,318

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 20, 2004

RECEIVED
2004 AUG 30 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$12.27	$36,810.00	
3,000	Total value of shares exercised =	$36,810.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottee Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * 004223960 [Retrieve Details]

Identification Type : * PASSPORT

Name : * WONG CHEUNG KAN

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : APT 1104, TOWER A, SAN FRANCISCO TOWERS,
29-35, VENTRIS ROAD, HAPPY VALLEY, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	20/08/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000816161A

Transaction No.	Company Registration No.	Company Name
C040383285	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000816161A Date/Time : 20/08/2004 15:33
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 79.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,110 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,847,059 22,110 1,490,869,169	1,490,847,059 22,110 1,490,869,169	Before Exercise Less Exercise After Exercise	50,532,318 (22,110) 50,510,208

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui — Authorised Signature : ....

Designation : Assistant Secretary — Date : August 20, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

RECEIVED 2004 AUG 30 A 11: 03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,110	$10.40	$229,944.00	
22,110	Total value of shares exercised =	$229,944.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22110		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Z018416 [Retrieve Details]

Identification Type : * PASSPORT

Name : * WORABOON CHINWATANAKIT

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : BAAN PAKAPUN, APT #6B, 26 SUKHUMVIT 24
KLONGTON, KLONGTOEY, BANGKOK 10110 THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6975131H [Retrieve Details]

Identification Type : * NRIC

Name : * NG WAI LAN LIZA

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 487157 [Retrieve Address]

Block/House No. : 39

Street Name : **SUNBIRD ROAD**

Unit : # -

Building/Estate Name : **SUNBIRD PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [3060]

c) Class of shares allotted : [Ordinary ▾]

d) Currency : [SINGAPORE DOLLAR (099) ▾]

e) Date of allotment : [19/08/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allotteе is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1603642J [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA CHOON GEK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449294 [Retrieve Address]

Block/House No. : 5000M

Street Name : **MARINE PARADE ROAD**

Unit : # 02 - 55

Building/Estate Name : **LAGOON VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3450

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6914865D [Retrieve Details]

Identification Type : * NRIC

Name : * PANG SENG LIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 410103 [Retrieve Address]

Block/House No. : 103

Street Name : **LENGKONG TIGA**

Unit : # 13 - 383

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2539115B [Retrieve Details]

Identification Type : * NRIC

Name : * LEE MENG SOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596744 [Retrieve Address]

Block/House No. : 52A

Street Name : **TOH TUCK ROAD**

Unit : # 05 - 09

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 12100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/08/2004 (dd/mm/yyyy)

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20/8

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PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	20/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000816760A

Transaction No.	Company Registration No.	Company Name
C040383893	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000816760A

Date/Time : 20/08/2004 18:31

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 69.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 19, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Secretariat
Bank Executive
(65) 6878 6141

enc.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,827,609 7,500 1,490,835,109	1,490,827,609 7,500 1,490,835,109	Before Exercise Less Exercise After Exercise	50,550,768 (7,500) 50,543,268

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 19, 2004

RECEIVED 2004 AUG 30 A OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,500	$10.40	$78,000.00	
7,500	Total value of shares exercised =	$78,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Number of shares(Ordinary) must be an integer.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1684165Z [Retrieve Details]

Identification Type : * NRIC

Name : * LIM PECK LEANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 200807 [Retrieve Address]

Block/House No. : 807

Street Name : **KING GEORGE'S AVENUE**

Unit : # 26 - 254

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S70405968 [Retrieve Details]

Identification Type : * NRIC

Name : * HNG WEI TIONG RAYMOND

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570245 [Retrieve Address]

Block/House No. : 245

Street Name : **BISHAN STREET 22**

Unit : # 08 - 320

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * P0223119 [Retrieve Details]

Identification Type : * PASSPORT

Name : * TSAI CHEN-CHANG

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16/F MAN YEE BUILDING, 68 DES VOEUX ROAD,

CENTRAL HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/08/2004 (dd/mm/yyyy)

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	19/08/2004

Submit Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000814080A

Transaction No.	Company Registration No.	Company Name
C040381140	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000814080A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 19/08/2004 14:06

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 119.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,825,609 2,000 1,490,827,609	1,490,825,609 2,000 1,490,827,609	Before Exercise Less Exercise After Exercise	50,552,768 (2,000) 50,550,768

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 19, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1816765D [Retrieve Details]

Identification Type : * NRIC

Name : * LAU KOK HUI BETTY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313 [Retrieve Address]

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/08/2004 (dd/mm/yyyy)

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	19/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000813836A

Transaction No.	Company Registration No.	Company Name
C040380898	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000813836A   Date/Time : 19/08/2004 11:56
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 129.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,824,709 900 1,490,825,609	1,490,824,709 900 1,490,825,609	Before Exercise Less Exercise After Exercise	50,553,668 (900) 50,552,768

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : August 19, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G5343991 [Retrieve Details]

Identification Type : * PASSPORT

Name : * TAN SIU CHAK DICK

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F THE CENTER, 99 QUEEN'S ROAD CENTRAL

CENTRAL HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [900]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment : [18/08/2004] (dd/mm/yyyy)

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	19/08/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000813515A

Transaction No.	Company Registration No.	Company Name
C040380587	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000813515A

Date/Time : 19/08/2004 10:21

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 139.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 11: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 18, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie

Winnie Ong
Secretariat
Bank Executive
(65) 6878 6141

enc.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,870 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,807,839 16,870 1,490,824,709	1,490,807,839 16,870 1,490,824,709	Before Exercise Less Exercise After Exercise	50,570,538 (16,870) 50,553,668

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 18, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,870	$10.40	$175,448.00	
16,870	Total value of shares exercised =	$175,448.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16870		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S21876561 [Retrieve Details]

Identification Type : * NRIC

Name : * KHOE POO LOEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 439852 [Retrieve Address]

Block/House No. : 4

Street Name : **AMBER ROAD**

Unit : # 05 - 05

Building/Estate Name : **AMBER TOWERS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8640

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (selected) **Allottee is an Individual**
- **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2702495E [Retrieve Details]

Identification Type : * NRIC

Name : * KARTHIKEYAN SUBRAMANYAM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (selected) Local / Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229666 [Retrieve Address]

Block/House No. : 55

Street Name : **CAIRNHILL ROAD**

Unit : # 32 - 06

Building/Estate Name : **CAIRNHILL PLAZA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6750

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0239112J Retrieve Details

Identification Type : * NRIC

Name : * LEE KHENG LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127307 Retrieve Address

Block/House No. : 18A

Street Name : **WEST COAST ROAD**

Unit : # 03 - 05

Building/Estate Name : **GREENACRES**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 880

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Date of allotment is invalid.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D542960A [Retrieve Details]

Identification Type : * PASSPORT

Name : * NG CHOR MAN LORETTA

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 1C, TOWER I, ELEGANT TERRACE, 36 CONDUIT ROAD
MID-LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	18/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000812453A

Transaction No.	Company Registration No.	Company Name
C040379415	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No : ACR0000000812453A

Date/Time : 18/08/2004 15:00

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 219.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,787,839 7,000 1,490,794,839	1,490,787,839 7,000 1,490,794,839	Before Exercise Less Exercise After Exercise	50,590,538 (7,000) 50,583,538

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 17, 2004

RECEIVED
2004 AUG 30 A 11:C1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$12.27	$85,890.00	
7,000	Total value of shares exercised =	$85,890.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	D542960A [Retrieve Details]
Identification Type : *	PASSPORT
Name : *	NG CHOR MAN LORETTA
Nationality : *	HONG KONG RESIDENT (332)
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	[Retrieve Address]
Block/House No. :	
Street Name :	
Unit :	# -
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address :	FLAT 1C, TOWER 1, ELEGANT TERRACE, 36 CONDUIT ROAD
	MID-LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	1
b) No. of shares allotted :	6000
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	17/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * NB1391428 Retrieve Details

Identification Type : * PASSPORT

Name : * LIE KEN JIE, RENNY KET LIONG

Nationality : * DUTCH, NETHERLANDS (109)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 13/FL, FLAT F, HOI SING MANSION, TAIKOO SHING

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	17/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000810693A

Transaction No.	Company Registration No.	Company Name
C040377531	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

![bizFILE]

RECEIPT

Receipt No : ACR0000000810693A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 17/08/2004 15:23

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 259.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,794,839 13,000 1,490,807,839	1,490,794,839 13,000 1,490,807,839	Before Exercise Less Exercise After Exercise	50,583,538 (13,000) 50,570,538

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei — Authorised Signature : ....

Designation : Assistant Secretary — Date : August 17, 2004

RECEIVED 2004 AUG 30 A 11:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,000	$14.73	$191,490.00	
13,000	Total value of shares exercised =	$191,490.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Instruction/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2187656I [Retrieve Details]

Identification Type : * NRIC

Name : * KHOE POO LOEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 439852 [Retrieve Address]

Block/House No. : 4

Street Name : **AMBER ROAD**

Unit : # 05 - 05

Building/Estate Name : **AMBER TOWERS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [12000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [17/08/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1746759Z [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIEW INN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598723 [Retrieve Address]

Block/House No. : 11

Street Name : **HUME AVENUE**

Unit : # 04 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	17/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000811259A

Transaction No.	Company Registration No.	Company Name
C040378157	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No	: ACR0000000811259A	Date/Time : 17/08/2004 18:04
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 249.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 16, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 6444

enc.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE
A II: 01

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5040		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S69293983 [Retrieve Details]

Identification Type : * NRIC

Name : * Poh Siew Chiaw

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 689575 [Retrieve Address]

Block/House No. : 52

Street Name : **CHOA CHU KANG NORTH 6**

Unit : # 14 - 14

Building/Estate Name : **YEW MEI GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1547568D [Retrieve Details]

Identification Type : * NRIC

Name : * Wong Ting Mei

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 558087 [Retrieve Address]

Block/House No. : 86

Street Name : **COWDRAY AVENUE**

Unit : # -

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2670

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1184310G [Retrieve Details]

Identification Type : * NRIC

Name : * ALBERT LIM CHYE HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538409 [Retrieve Address]

Block/House No. : 23

Street Name : **JALAN BUNGA RAMPAI**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 370

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490780839.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490780839.00**	**86084215.00**	**0.00**

bizFILE

RECEIPT

Receipt No : ACR0000000807230A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 13/08/2004 17:50

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 274.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,040 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,775,799 5,040 1,490,780,839	1,490,775,799 5,040 1,490,780,839	Before Exercise Less Exercise After Exercise	50,602,578 (5,040) 50,597,538

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 16, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,040	$10.40	$52,416.00	
5,040	Total value of shares exercised =	$52,416.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E348564(5) Retrieve Details

Identification Type : * PASSPORT

Name : * IP YUEN LAM CHARLES

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 15G BLOCK 12 SOUTH HORIZONS

AP LEI CHAU, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490787839.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490787839.00**	**86084215.00**	**0.00**

bizFILE

RECEIPT

Receipt No : ACR0000000807158A Date/Time : 13/08/2004 17:30
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 284.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,490,780,839 7,000 1,490,787,839	1,490,780,839 7,000 1,490,787,839	Before Exercise Less Exercise After Exercise	50,597,538 (7,000) 50,590,538

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : August 16, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$12.93	$90,510.00	
7,000	Total value of shares exercised =	$90,510.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 13, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 690 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,775,109 690 1,490,775,799	1,490,775,109 690 1,490,775,799	Before Exercise Less Exercise After Exercise	50,603,268 (690) 50,602,578

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 13, 2004

RECEIVED
2004 AUG 20 A 11: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
690	$10.40	$7,176.00	
690	Total value of shares exercised =	$7,176.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	690		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1816765d Retrieve Details

Identification Type : * NRIC

Name : * LAU KOK HUI BETTY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313 Retrieve Address

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 690

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1816765D	LAU KOK HUI BETTY	Individual

LOCAL COMPANY TRANSACTIONS

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490775799.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490775799.00**	**86084215.00**	**0.00**

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	13/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000806867A

Transaction No.	**Company Registration No.**	**Company Name**
C040373328	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000806867A Date/Time : 13/08/2004 16:07
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 294.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 13, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie ong
Secretariat
Bank Executive
(65) 6878 6141

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,925 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,735,214 11,925 1,490,747,139	1,490,735,214 11,925 1,490,747,139	Before Exercise Less Exercise After Exercise	50,643,163 (11,925) 50,631,238

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 13, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,925	$15.30	$182,452.50	
11,925	Total value of shares exercised =	$182,452.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11925		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2568436B [Retrieve Details]

Identification Type : * NRIC

Name : * LONG YUIN LEE

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288407 [Retrieve Address]

Block/House No. : 18

Street Name : **SHELFORD ROAD**

Unit : # -

Building/Estate Name : **SHELFORD VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11925

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	● Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	13/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000805616A

Transaction No.	Company Registration No.	Company Name
C040371984	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No : ACR0000000805616A

Date/Time : 13/08/2004 09:00

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 324.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,747,139 6,000 1,490,753,139	1,490,747,139 6,000 1,490,753,139	Before Exercise Less Exercise After Exercise	50,631,238 (6,000) 50,625,238

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 13, 2004

RECEIVED 2004 AUG 30 A 11:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$14.73	$88,380.00	
6,000	Total value of shares exercised =	$88,380.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2568436B [Retrieve Details]

Identification Type : * NRIC

Name : * LONG YUIN LEE

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288407 [Retrieve Address]

Block/House No. : 18

Street Name : **SHELFORD ROAD**

Unit : # -

Building/Estate Name : **SHELFORD VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/08/2004 (dd/mm/yyyy)

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PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	13/08/2004

Submit Cancel

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000805916A

Transaction No.	Company Registration No.	Company Name
C040372255	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000805916A Date/Time : 13/08/2004 10:39
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 314.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,970 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,753,139 21,970 1,490,775,109	1,490,753,139 21,970 1,490,775,109	Before Exercise Less Exercise After Exercise	50,625,238 (21,970) 50,603,268

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 13, 2004

RECEIVED 2004 AUG 30 A 11: OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,970	$10.40	$228,488.00	
21,970	Total value of shares exercised =	$228,488.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21970		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7024642B [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TENG SIANG RAYMOND

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 068809 [Retrieve Address]

Block/House No. : 6

Street Name : **SHENTON WAY**

Unit : # 02 - 01

Building/Estate Name : **DBS BUILDING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 15870

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/08/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1637948D [Retrieve Details]

Identification Type : * NRIC

Name : * CHEE THONG SOO SALLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570102 [Retrieve Address]

Block/House No. : 102

Street Name : **BISHAN STREET 12**

Unit : # 05 - 284

Building/Estate Name : **BISHAN VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6837105H [Retrieve Details]

Identification Type : * NRIC

Name : * THAM LAI PENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570181 [Retrieve Address]

Block/House No. : 181

Street Name : **BISHAN STREET 13**

Unit : # 12 - 261

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/08/2004 (dd/mm/yyyy)

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PAYMENTS

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Payment Application

Payment Details

Company Registration No : 199901152M

Name of Company : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fine (S$) : 0.00

Composition Fine (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : (•) Deposit Account Service ( ) Others

Deposit Service Account No : 030429

Payment Date : 13/08/2004

Submit | Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000806311A

Transaction No.	Company Registration No.	Company Name
C040372687	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000806311A

Date/Time : 13/08/2004 12:19

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 304.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 12, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Secretariat
Bank Executive
(65) 6878 6141

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,725,214 10,000 1,490,735,214	1,490,725,214 10,000 1,490,735,214	Before Exercise Less Exercise After Exercise	50,653,163 (10,000) 50,643,163

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : August 12, 2004

RECEIVED 2004 AUG 30 A … OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

[illegible]	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1108850C [Retrieve Details]

Identification Type : * NRIC

Name : * KAAN QUAN HON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 138679 [Retrieve Address]

Block/House No. : 8

Street Name : **DOVER RISE**

Unit : # 08 - 07

Building/Estate Name : **HERITAGE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2004 (dd/mm/yyyy)

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	12/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000804678A

Transaction No.	Company Registration No.	Company Name
C040370935	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No : ACR0000000804678A Date/Time : 12/08/2004 14:06
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 334.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,714,214 11,000 1,490,725,214	1,490,714,214 11,000 1,490,725,214	Before Exercise Less Exercise After Exercise	50,664,163 (11,000) 50,653,163

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 12, 2004

RECEIVED 2004 AUG 30 A 11: OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$10.40	$114,400.00	
11,000	Total value of shares exercised =	$114,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution / Meeting | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**199901152M**
Company Name :	**DBS GROUP HOLDINGS LTD**
Nature of Meeting : *	Directors
Place of Meeting : *	

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7303121D [Retrieve Details]

Identification Type : * NRIC

Name : * YEO KOON MENG BENJAMIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 327978 [Retrieve Address]

Block/House No. : 19

Street Name : **ST. MICHAEL'S ROAD**

Unit : # 08 - 01

Building/Estate Name : **ST. MICHAEL'S CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1589666C [Retrieve Details]

Identification Type : * NRIC

Name : * TONG LAY KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015 [Retrieve Address]

Block/House No. : 26

Street Name : **SIGLAP PLAIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2623594D [Retrieve Details]

Identification Type : * NRIC

Name : * CHOW JOHN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309251 [Retrieve Address]

Block/House No. : 48

Street Name : **GENTLE DRIVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Postal Code is required.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * D435393(6) [Retrieve Details]

Identification Type : * PASSPORT

Name : * CHAN SHUET MEI CINDY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT H 21/F BLK 11 KENSWOOD COURT KINGSWOOD VILLAS,
TIN SHUI WAI, NT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/08/2004 (dd/mm/yyyy)

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	12/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000804118A

Transaction No.	Company Registration No.	Company Name
C040370331	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No : ACR0000000804118A

Date/Time : 12/08/2004 10:35

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 349.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1330		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1746759Z Retrieve Details

Identification Type : * NRIC

Name : * ONG SIEW INN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598723 Retrieve Address

Block/House No. : 11

Street Name : **HUME AVENUE**

Unit : # 04 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 450

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1418961J [Retrieve Details]

Identification Type : * NRIC

Name : * DESMOND CHOO HOON KIONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436881 [Retrieve Address]

Block/House No. : 3

Street Name : **TANJONG RHU ROAD**

Unit : # 08 - 04

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 880

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1418961J	DESMOND CHOO HOON KIONG	Individual
S1746759Z	ONG SIEW INN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490567954.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490567954.00**	**86084215.00**	**0.00**

3/8

bizFILE

RECEIPT

Receipt No : ACR0000000792684A

Date/Time : 03/08/2004 10:31

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 514.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,330 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,566,624	1,490,566,624	Before Exercise	50,812,753
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,330	1,330	Less Exercise	(1,330)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,567,954	1,490,567,954	After Exercise	50,811,423

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 3, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,330	$10.40	$13,832.00	
1,330	Total value of shares exercised =	$13,832.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

RECEIVED 2004 AUG 30 A 11:50 OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Any one of the issued share details (Ordinary, Preference or Others) requi...
Number of shares(Ordinary) is required if Amount paid or due and payable ... premium paid on each share(Ordinary) is not blank.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2708803A [Retrieve Details]

Identification Type : * NRIC

Name : * SYLVIA DE LA CRUZ

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 257919 [Retrieve Address]

Block/House No. : 27

Street Name : **STEVENS DRIVE**

Unit : # 04 - 01

Building/Estate Name : **PARC STEVENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 45000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2708803A	SYLVIA DE LA CRUZ	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490566624.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490566624.00**	**86084215.00**	**0.00**

3/8

bizFILE

RECEIPT

Receipt No : ACR0000000792670A

Date/Time : 03/08/2004 10:26

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 524.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 45,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,521,624	1,490,521,624	Before Exercise	50,857,753
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	45,000	45,000	Less Exercise	(45,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,566,624	1,490,566,624	After Exercise	50,812,753

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 3, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
45,000	$14.73	$662,850.00	
45,000	Total value of shares exercised =	$662,850.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

RECEIVED
2004 AUG 30 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E348564(5) Retrieve Details

Identification Type : * PASSPORT

Name : * IP YUEN LAM CHARLES

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 15G BLOCK 12 SOUTH HORIZONS
AP LEI CHAU, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottee Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
E348564(5)	IP YUEN LAM CHARLES	Individual

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490573954.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490573954.00**	**86084215.00**	**0.00**

3/8

bizFILE

RECEIPT

Receipt No : ACR0000000792696A
Date/Time : 03/08/2004 10:36
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 504.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,567,954 6,000 1,490,573,954	1,490,567,954 6,000 1,490,573,954	Before Exercise Less Exercise After Exercise	50,811,423 (6,000) 50,805,423

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 3, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$12.93	$77,580.00	
6,000	Total value of shares exercised =	$77,580.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS

August 4, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,240 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,573,954 8,240 1,490,582,194	1,490,573,954 8,240 1,490,582,194	Before Exercise Less Exercise After Exercise	50,805,423 (8,240) 50,797,183

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 4, 2004

RECEIVED 2004 AUG 30 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,240	$10.40	$85,696.00	
8,240	Total value of shares exercised =	$85,696.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S1137875G / CHEN TIEN LAP BERNARD
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8240		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
C583707(1)	IP WAI LEUNG	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual
S1787132C	TAN SIOK HOON	Individual
S1798569H	GIRISH VASNANI UDHARAM	Individual

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital & Others Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1787132C Retrieve Details

Identification Type : * NRIC

Name : * TAN SIOK HOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468497 Retrieve Address

Block/House No. : 26A

Street Name : **JALAN LIMAU BALI**

Unit : # -

Building/Estate Name : **LIMAU PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1671929C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 637634 [Retrieve Address]

Block/House No. : 34

Street Name : **NANYANG CRESCENT**

Unit : # 67 - 5

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2460

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1798569H [Retrieve Details]

Identification Type : * NRIC

Name : * GIRISH VASNANI UDHARAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 460068 [Retrieve Address]

Block/House No. : 68

Street Name : **BEDOK SOUTH AVENUE 3**

Unit : # 09 - 522

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : [Company / Foreign Branch] [Search]

Registration No. : [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2880

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * C583707(1) [Retrieve Details]

Identification Type : * PASSPORT

Name : * IP WAI LEUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : ENTERPRISE BANKING, 16/F, THE CENTRE

99 QUEEN'S RD.C., CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490582194.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490582194.00**	**86084215.00**	**0.00**

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	04/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000794524A

Transaction No.	Company Registration No.	Company Name
C040359868	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No	: ACR0000000794524A	Date/Time : 04/08/2004 10:11
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 494.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 11: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 6, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Enc

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RECEIVED
2004 AUG 30 A 11: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0009566D [Retrieve Details]

Identification Type : * NRIC

Name : * LOKE POH KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469977 [Retrieve Address]

Block/House No. : 50

Street Name : **BAYSHORE ROAD**

Unit : # 19 - 01

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, onlyone allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490626534.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490626534.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : ACR0000000799268A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 06/08/2004 14:37

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 444.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,621,534	1,490,621,534	Before Exercise	50,757,843
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,626,534	1,490,626,534	After Exercise	50,752,843

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham | Authorised Signature : ....

Designation : Assistant Secretary | Date : August 6, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S00047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S1137875G / CHEN TIEN LAP BERNARD
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9980		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1693518B [Retrieve Details]

Identification Type : * NRIC

Name : * FOO WAI YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127262 [Retrieve Address]

Block/House No. : 64

Street Name : **WEST COAST TERRACE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 580

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G625946(3) Retrieve Details

Identification Type : * PASSPORT

Name : * Kwok Fuk Cheung

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 7/F OTB Bldg, 160 Gloucester Road
Wan Chai Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1812342H [Retrieve Details]

Identification Type : * NRIC

Name : * SEOW SIOK ENG MILDRED

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259280 [Retrieve Address]

Block/House No. : 73

Street Name : **FARRER DRIVE**

Unit : # 13 - 02

Building/Estate Name : **SOMMERVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1828474Z Retrieve Details

Identification Type : * NRIC

Name : * Ang Teck Wee

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338 Retrieve Address

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G633186(5) Retrieve Details

Identification Type : * PASSPORT

Name : * YIP TING CHOI STING

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 19B, BLK 13, LAGUNA CITY
KOWLOON HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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RECEIPT

Receipt No : ACR0000000799325A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 06/08/2004 14:53

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 434.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,980 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,490,626,534 9,980 1,490,636,514	1,490,626,534 9,980 1,490,636,514	Before Exercise Less Exercise After Exercise	50,752,843 (9,980) 50,742,863

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui Authorised Signature : ....

Designation : Assistant Secretary Date : August 6, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,980	$10.40	$103,792.00	
9,980	Total value of shares exercised =	$103,792.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyy*MMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1828474Z [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TECK WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338 [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490649414.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490649414.00**	**86084215.00**	**0.00**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,648,514	1,490,648,514	Before Exercise	50,730,863
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,649,414	1,490,649,414	After Exercise	50,729,963

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 6, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

RECEIVED
2004 AUG 30 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1479734C [Retrieve Details]

Identification Type : * NRIC

Name : * TEH SIEW TIN GINA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 508559 [Retrieve Address]

Block/House No. : 40

Street Name : **MARIAM WAY**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7277028E [Retrieve Details]

Identification Type : * NRIC

Name : * YANG VI SUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 689575 [Retrieve Address]

Block/House No. : 52

Street Name : **CHOA CHU KANG NORTH 6**

Unit : # 01 - 15

Building/Estate Name : **YEW MEI GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6939442F [Retrieve Details]

Identification Type : * NRIC

Name : * TYE MOO YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529870 [Retrieve Address]

Block/House No. : 37

Street Name : **SIMEI STREET 4**

Unit : # 01 - 10

Building/Estate Name : **MODENA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2539413E [Retrieve Details]

Identification Type : * NRIC

Name : * KEH LEONG KEE @ KEH SIONG KEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118571 [Retrieve Address]

Block/House No. : 200

Street Name : **PASIR PANJANG ROAD**

Unit : # 02 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [ ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [2000]

c) Class of shares allotted : [Ordinary ▾]

d) Currency : [SINGAPORE DOLLAR (099) ▾]

e) Date of allotment : [06/08/2004] (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490648514.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490648514.00**	**86084215.00**	**0.00**

bizFILE

RECEIPT

Receipt No : ACR0000000799656A

Date/Time : 06/08/2004 16:21

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 424.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

RECEIPT

Receipt No : ACR0000000799822A

Date/Time : 06/08/2004 17:07

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 414.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,636,514	1,490,636,514	Before Exercise	50,742,863
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	12,000	12,000	Less Exercise	(12,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,648,514	1,490,648,514	After Exercise	50,730,863

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham
Authorised Signature : ....

Designation : Assistant Secretary
Date : August 6, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$14.73	$176,760.00	
12,000	Total value of shares exercised =	$176,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS

August 5 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Enc

RECEIVED
2004 AUG 30 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,420	$10.40	$108,368.00	
10,420	Total value of shares exercised =	$108,368.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,420 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,596,114	1,490,596,114	Before Exercise	50,783,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	10,420	10,420	Less Exercise	(10,420)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,606,534	1,490,606,534	After Exercise	50,772,843

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 5, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- 112914204 / JOHN A. ROSS
- 153717923 / GAIL D.FOSLER
- 701913934 / JACKSON P. TAI
- 740202053 / FRANK WONG KWONG SHING
- HA9016000 / LEUNG CHUN YING
- S0040556F / GOH GEOK LING
- S0047567Z / SUPPIAH DHANABALAN
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0291427A / FOCK SIEW WAH
- S1137875G / CHEN TIEN LAP BERNARD
- S1462421Z / PETER ONG BOON KWEE
- S1784984J / THEAN LIP PING
- S1786987F / CLAIRE THAM LI MEI
- S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- S2622983I / JEANNIE HUI
- Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10420		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 450

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1531734E [Retrieve Details]

Identification Type : * NRIC

Name : * KOH KOK AW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510236 [Retrieve Address]

Block/House No. : 236

Street Name : **PASIR RIS STREET 21**

Unit : # 09 - 07

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 450

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7028200C [Retrieve Details]

Identification Type : * NRIC

Name : * Low Ee Lang

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 460029 [Retrieve Address]

Block/House No. : 29

Street Name : **CHAI CHEE AVENUE**

Unit : # 10 - 86

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1591398C [Retrieve Details]

Identification Type : * NRIC

Name : * Yen Sook Lim

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 328496 [Retrieve Address]

Block/House No. : 31

Street Name : **MOONSTONE LANE**

Unit : # 03 - 11

Building/Estate Name : **MOONSTONE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [5820]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [05/08/2004] (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * G675014(0) [Retrieve Details]

Identification Type : * PASSPORT

Name : * Tam Siu Man

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat A, 33/F, Block 4, Jubilee Garden

Fo Tan, Shatin, NT, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490606534.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490606534.00**	**86084215.00**	**0.00**

5/8

bizFILE

RECEIPT

Receipt No : ACR0000000797591A Date/Time : 05/08/2004 15:51
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 454.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,606,534	1,490,606,534	Before Exercise	50,772,843
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	15,000	15,000	Less Exercise	(15,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,621,534	1,490,621,534	After Exercise	50,757,843

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 5, 2004

RECEIVED
2004 AUG 30 A 11: 0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7020273E [Retrieve Details]

Identification Type : * NRIC

Name : * LIM FOON KEEN JULIET

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239107 [Retrieve Address]

Block/House No. : 40

Street Name : **LLOYD ROAD**

Unit : # 07 - 40

Building/Estate Name : **LLOYD COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1601054E [Retrieve Details]

Identification Type : * NRIC

Name : * TAN SOON ANN DARRYL

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679658 [Retrieve Address]

Block/House No. : 87

Street Name : **CASHEW ROAD**

Unit : # 05 - 02

Building/Estate Name : **CASHEW HEIGHTS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1746759Z [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIEW INN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 598723 [Retrieve Address]

Block/House No. : 11

Street Name : **HUME AVENUE**

Unit : # 04 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/08/2004 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490621534.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490621534.00**	**86084215.00**	**0.00**

5/8

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RECEIPT

Receipt No : ACR0000000797546A Date/Time : 05/08/2004 15:36
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 464.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS

August 4, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,588,114	1,490,588,114	Before Exercise	50,791,263
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	8,000	8,000	Less Exercise	(8,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,596,114	1,490,596,114	After Exercise	50,783,263

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 4, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$14.73	$117,840.00	
8,000	Total value of shares exercised =	$117,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1816765D	LAU KOK HUI BETTY	Individual
S2568436B	LONG YUIN LEE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2568436B [Retrieve Details]

Identification Type : * NRIC

Name : * LONG YUIN LEE

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288407 [Retrieve Address]

Block/House No. : 18D

Street Name : **SHELFORD ROAD**

Unit : # -

Building/Estate Name : **SHELFORD VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1816765D [Retrieve Details]

Identification Type : * NRIC

Name : * LAU KOK HUI BETTY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313 [Retrieve Address]

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490596114.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490596114.00**	**86084215.00**	**0.00**

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	04/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000796150A

Transaction No.	Company Registration No.	Company Name
C040361576	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000796150A
Date/Time : 04/08/2004 18:13
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 474.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,920 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,582,194 5,920 1,490,588,114	1,490,582,194 5,920 1,490,588,114	Before Exercise Less Exercise After Exercise	50,797,183 (5,920) 50,791,263

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui | Authorised Signature : ....

Designation : Assistant Secretary | Date : August 4, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,920	$10.40	$61,568.00	
5,920	Total value of shares exercised =	$61,568.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5920		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2568436B	LONG YUIN LEE	Individual
S7008166J	TAN CHOON SENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7008166J [Retrieve Details]

Identification Type : * NRIC

Name : * TAN CHOON SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510569 [Retrieve Address]

Block/House No. : 569

Street Name : **PASIR RIS STREET 51**

Unit : # 06 - 60

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2568436B [Retrieve Details]

Identification Type : * NRIC

Name : * LONG YUIN LEE

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288407 [Retrieve Address]

Block/House No. : 18D

Street Name : **SHELFORD ROAD**

Unit : # -

Building/Estate Name : **SHELFORD VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 920

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/08/2004 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490588114.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490588114.00**	**86084215.00**	**0.00**

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	04/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000796060A

Transaction No.	Company Registration No.	Company Name
C040361473	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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RECEIPT

Receipt No : ACR0000000796060A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 04/08/2004 17:43

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 484.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

RECEIVED
2004 AUG 30 A 11: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 12, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 31,400 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,682,814 31,400 1,490,714,214	1,490,682,814 31,400 1,490,714,214	Before Exercise Less Exercise After Exercise	50,695,563 (31,400) 50,664,163

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 11, 2004

RECEIVED ... OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment).

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
31,400	$10.40	$326,560.00	
31,400	Total value of shares exercised =	$326,560.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution / Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31400		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
M711106-07-5678	CHEAH LE SA	Individual
R415714	LUECHA SUKRASEBYA	Individual
S1635093A	HENG KIM CHWEE	Individual
S1786670B	TEO XAVIER IAN	Individual
S2590884H	LIM YIN KIAT	Individual
S2636336E	LESLIE SEOW HAN KAH	Individual
S6939442F	TYE MOO YIN	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2590884H [Retrieve Details]

Identification Type : * NRIC

Name : * LIM YIN KIAT

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787775 [Retrieve Address]

Block/House No. : 207

Street Name : **TAGORE AVENUE**

Unit : # -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1635093A [Retrieve Details]

Identification Type : * NRIC

Name : * HENG KIM CHWEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478927 [Retrieve Address]

Block/House No. : 3

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 13 - 04

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2880

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2636336E [Retrieve Details]

Identification Type : * NRIC

Name : * LESLIE SEOW HAN KAH

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 409001 [Retrieve Address]

Block/House No. : 5J

Street Name : **PAYA LEBAR ROAD**

Unit : # -

Building/Estate Name : **HOCK KEE HOUSE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * M711106-07-5678 [Retrieve Details]

Identification Type : * PASSPORT

Name : * CHEAH LE SA

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 640485 [Retrieve Address]

Block/House No. : 485

Street Name : **JURONG WEST AVENUE 1**

Unit : # 11 - 61

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S6939442F [Retrieve Details]

Identification Type : * NRIC

Name : * TYE MOO YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529870 [Retrieve Address]

Block/House No. : 37

Street Name : **SIMEI STREET 4**

Unit : # 01 - 10

Building/Estate Name : **MODENA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 920

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1786670B [Retrieve Details]

Identification Type : * NRIC

Name : * TEO XAVIER IAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269389 [Retrieve Address]

Block/House No. : 14

Street Name : **CORONATION ROAD WEST**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * R415714 [Retrieve Details]

Identification Type : * PASSPORT

Name : * LUECHA SUKRASEBYA

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 289/534 NARATHIVAT ROAD, CHONGNONSRI
YANAWA, BANGKOK, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490714214.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490714214.00**	**86084215.00**	**0.00**

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Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	11/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000803492A

Transaction No.	Company Registration No.	Company Name
C040369712	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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RECEIPT

Receipt No : ACR0000000803492A

Date/Time : 11/08/2004 17:31

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 359.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,667,814 15,000 1,490,682,814	1,490,667,814 15,000 1,490,682,814	Before Exercise Less Exercise After Exercise	50,710,563 (15,000) 50,695,563

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham — Authorised Signature : ....

Designation : Assistant Secretary — Date : August 11, 2004

RECEIVED
2004 AUG 30 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting :

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1546208F	LIM BENG KUAN	Individual
S2585219B	KUAN LI LI	Individual
S7040596B	HNG WEI TIONG RAYMOND	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2585219B [Retrieve Details]

Identification Type : * NRIC

Name : * KUAN LI LI

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 068809 [Retrieve Address]

Block/House No. : 6

Street Name : **SHENTON WAY**

Unit : # 16 - 00

Building/Estate Name : **DBS BUILDING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 12000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	S1546208F [Retrieve Details]
Identification Type : *	NRIC
Name : *	LIM BENG KUAN
Nationality : *	SINGAPOREAN (301)
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	(•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	529948 [Retrieve Address]
Block/House No. :	28
Street Name :	**SIMEI STREET 1**
Unit :	# 09 - 07
Building/Estate Name :	**MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S7040596B [Retrieve Details]

Identification Type : * NRIC

Name : * HNG WEI TIONG RAYMOND

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570245 [Retrieve Address]

Block/House No. : 245

Street Name : **BISHAN STREET 22**

Unit : # 08 - 320

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490682814.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490682814.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	11/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000802974A

Transaction No.	Company Registration No.	Company Name
C040369149	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000802974A Date/Time : 11/08/2004 14:56
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 369.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,400 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,665,414 2,400 1,490,667,814	1,490,665,414 2,400 1,490,667,814	Before Exercise Less Exercise After Exercise	50,713,963 (2,400) 50,710,563

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : August 11, 2004

RECEIVED
2004 AUG 30 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,400	$12.27	$29,448.00	
2,400	Total value of shares exercised =	$29,448.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2400		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
M711106-07-5678	CHEAH LE SA	Individual
R415714	LUECHA SUKRASEBYA	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * M711106-07-5678 [Retrieve Details]

Identification Type : * PASSPORT

Name : * CHEAH LE SA

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 640485 [Retrieve Address]

Block/House No. : 485

Street Name : **JURONG WEST AVENUE 1**

Unit : # 11 - 61

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * R415714 Retrieve Details

Identification Type : * PASSPORT

Name : * LUECHA SUKRASEBYA

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 289/534 NARATHIVAT ROAD, CHONGNONSRI
YANAWA, BANGKOK, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1500

c) Class of shares allotted : Ordinary ▾

d) Currency : SINGAPORE DOLLAR (099) ▾

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490667814.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490667814.00**	**86084215.00**	**0.00**

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	11/08/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000802643A

Transaction No.	Company Registration No.	Company Name
C040368767	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000802643A

Date/Time : 11/08/2004 12:11

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 379.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,490,660,414 5,000 1,490,665,414	1,490,660,414 5,000 1,490,665,414	Before Exercise Less Exercise After Exercise	50,718,963 (5,000) 50,713,963

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 11, 2004

RECEIVED
2004 AUG 30 A 11: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | **For a consideration other than cash** | Share Capital/Allottees Particulars | **List of Shareholders after the allotment** | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E946358(9) Retrieve Details

Identification Type : * PASSPORT

Name : * LI TZE FAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *
- ( ) Local
- (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 10G, BLOCK 20, CHI FU FA YUEN

POKFULAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490665414.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490665414.00**	**86084215.00**	**0.00**

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	11/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000802225A

Transaction No.	Company Registration No.	Company Name
C040368330	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

RECEIPT

Receipt No : ACR0000000802225A

Date/Time : 11/08/2004 09:56

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 389.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,649,414	1,490,649,414	Before Exercise	50,729,963
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	11,000	11,000	Less Exercise	(11,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,660,414	1,490,660,414	After Exercise	50,718,963

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Ms Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : August 10, 2004

RECEIVED 2004 AUG 30 A 11: 03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$15.30	$168,300.00	
11,000	Total value of shares exercised =	$168,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution, Declaration | Shares payable in cash | **For a consideration other than cash** | Share Capital/Allottees Particulars | **List of Shareholders after the allotment** | **Summary of Capital**

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0009566D	LOKE POH KUEN	Individual
S1179193Z	TAN YEE LAY	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1179193Z [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YEE LAY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 150013 [Retrieve Address]

Block/House No. : 13

Street Name : **JALAN BUKIT MERAH**

Unit : # 08 - 5042

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0009566D [Retrieve Details]

Identification Type : * NRIC

Name : * LOKE POH KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469977 [Retrieve Address]

Block/House No. : 50

Street Name : **BAYSHORE ROAD**

Unit : # 18 - 01

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/08/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490660414.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490660414.00**	**86084215.00**	**0.00**

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Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others
Deposit Service Account No :	030429
Payment Date :	10/08/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000801769A

Transaction No.	Company Registration No.	Company Name
C040367813	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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Receipt No : ACR0000000801769A
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Date/Time : 10/08/2004 17:10

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 399.00

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DBS GROUP HOLDINGS

July 30, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the six months ended June 30, 2004.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

Hlc/jw
F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2004\20 feb\finance result.doc

DBS

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended June 30, 2004.

The Directors have declared a gross interim dividend of 18 cents for each DBSH non-voting convertible preference share ("CPS"), each DBSH non-voting redeemable CPS, and for each DBSH ordinary share. All interim dividends will be paid less 20% Singapore income tax. Details of the interim dividends in respect of the first half of the financial year ended June 30 are as follows:

In $ millions	2004	2003
DBSH Non-voting CPS		
Interim dividend of 18 cents less 20% tax (2003: 14 cents less 22% tax)	(a)	2
DBSH Non-voting redeemable CPS		
Interim dividend of 18 cents less 20% tax (2003: 14 cents less 22% tax)	10	7
DBSH Ordinary share		
Interim dividend of 18 cents less 20% tax (2003: 14 cents less 22% tax)	215	161

(a) Amounts under $500,000

The interim dividends will be payable on August 27, 2004. Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from August 17, 2004 to August 18, 2004, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on August 16, 2004 will be registered to determine shareholders' entitlement to the interim dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the interim dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

July 30, 2004
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
for Second Quarter ended
June 30, 2004

Contents **Page**

Financial Highlights 2
Financial Review 3
Net Interest Income and Net Interest Margin 5
Non-Interest Income 6
Operating Expenses 7
Provision Charge 7
Balance Sheet 8
Asset Quality 8
Customer Loans 10
Deposits 11
Capital Adequacy Ratio 12
Unrealised Valuation Surpluses 12
Geographical Segment Analysis 13
Business Segment Analysis 14
Comparatives 15

Appendix I: Unaudited Consolidated Profit and Loss Account
Appendix II: Unaudited Consolidated Balance Sheet
Appendix III: Unaudited Balance Sheet of DBS Group Holdings Ltd
Appendix IV: Unaudited Statements of Changes in Shareholders' Equity
Appendix V: Unaudited Consolidated Cash Flow Statement
Appendix VI: Selected Notes to the Accounts

1. Issuance of Ordinary Shares
2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China
3. Non-Performing Loans and Provisions
4. Financial Derivatives
5. Daily Earnings at Risk and Trading Income
6. Disposal of a Subsidiary Company

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

On June 25, 2004, DBS Bank Ltd, a wholly owned subsidiary company of DBSH, disposed its 59% equity stake in DBS Thai Danu Bank Public Company Limited ("DTDB") in exchange for a 16% interest in the Thai Military Bank Public Company Limited ("TMB"). At June 30, 2004, the financial statements of DBSH Group took into account the effect of this transaction and DTDB ceased to be consolidated as a subsidiary company of DBS Bank Ltd. The impact on the Group financial statements is summarised in Appendix VI Note 6.

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
For the period							
Operating income	**1,553**	984	58	1,266	**2,819**	2,032	39
Operating profit before goodwill amortisation and provisions	**1,071**	525	104	763	**1,834**	1,131	62
Net profit before taxation	**972**	241	303	621	**1,593**	635	151
Net profit attributable to members	**847**	171	395	488	**1,335**	442	202
Net profit attributable to members (excluding goodwill amortisation)	**957**	278	244	598	**1,555**	655	137
At period-end							
Shareholders' funds	**16,047**	14,513	11	15,383	**16,047**	14,513	11
Interest bearing assets	**141,290**	134,165	5	147,542	**141,290**	134,165	5
Customer loans [1/]	**65,053**	62,714	4	65,344	**65,053**	62,714	4
Customer deposits	**108,179**	105,514	3	111,938	**108,179**	105,514	3
Total assets	**168,182**	158,501	6	176,574	**168,182**	158,501	6
Per share (in $)							
Basic earnings excluding goodwill amortisation [2/]	**1.56**	0.74	111	1.60	**1.75**	0.88	99
Basic earnings [2/]	**1.26**	0.45	180	1.31	**1.45**	0.59	146
Diluted earnings [2/]	**1.22**	0.44	177	1.26	**1.40**	0.57	146
Net asset value at period-end							
(i) based on existing ordinary share capital	**10.47**	9.49	10	10.03	**10.47**	9.49	10
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**10.31**	9.33	11	9.88	**10.31**	9.33	11

Performance ratios

(%)	2nd Qtr 2004	2nd Qtr 2003	1st Qtr 2004	1st Half 2004	1st Half 2003
On a GAAP basis					
Return on assets [2/]	**1.09**	0.43	1.16	**1.31**	0.57
Return on equity [2/]	**12.08**	4.71	12.89	**14.04**	6.15
Excluding goodwill amortisation					
Return on assets [2/]	**1.34**	0.70	1.42	**1.57**	0.85
Return on equity [2/]	**14.87**	7.63	15.80	**16.89**	9.12
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**31.0**	46.6	39.7	**34.9**	44.3
As a percentage of total operating income:					
- net interest income	**41.9**	56.9	50.1	**45.6**	57.0
- non-interest income	**58.1**	43.1	49.9	**54.4**	43.0
Capital adequacy ratios (at period-end) [3/]					
- Tier 1 capital	**11.6**	9.7	10.4	**11.6**	9.7
- Total capital	**15.6**	14.2	14.5	**15.6**	14.2

Notes:
1/ After deducting cumulative provisions.
2/ Earnings per share, return on assets and return on equity were computed on an annualised basis (gains from the sale of investments in Wing Lung Bank and DBS Thai Danu Bank Public Company Limited were not annualised).
3/ Ratios for 2004 were computed based on the revised MAS capital framework issued on May 28, 2004. Comparatives for 2003 were not restated to the new basis and were computed using Bank for International Settlements ("BIS") guidelines.

Financial Review

DBSH Group's net profit attributable to members ("NPAM") was $847 million for second quarter 2004, up 395% over second quarter 2003 and 74% over first quarter 2004. The results included a $187 million gain from sale of the Group's 10% stake in Wing Lung Bank and a $310 million gain from the sale of the Group's 59% stake in DTDB. Excluding these one-time gains totalling $497 million, Group NPAM was $350 million, an increase of 105% over second quarter 2003. This increase was driven by growth in operating income combined with a decline in provision charge. Compared to first quarter 2004, Group NPAM, excluding the one-time gains, declined 28% due to lower non-interest income.

- Operating income of $1.056 billion (excluding one-time gains) rose 7% over second quarter 2003 led by 16% growth in net interest income from higher loan volumes, increased investment in debt securities and a rise in interbank interest rates. Compared to first quarter 2004, operating income (excluding one-time gains) declined 17%, largely due to lower treasury income and fees from stockbroking activities.
- Operating expenses rose 5% over second quarter 2003 but declined 4% from first quarter 2004. Changes in expenses were mainly due to variable staff costs, which varied in tandem with revenue generation activity. Second quarter 2004 also saw increases in other expenses from higher promotion and marketing activities.
- Cost-to-income ratio (excluding goodwill amortisation and one-time gains) was 45.6% for second quarter 2004. Compared to second quarter 2003, cost-to-income ratio was lower by 1 percentage point. Compared to first quarter 2004, cost-to-income ratio was higher as the decline in operating expenses was smaller than the decline in operating income.
- Provision charge of $11 million was 94% lower compared to second quarter 2003, and 78% lower compared to first quarter 2004. The lower provision charge was mainly due to improving credit quality and property valuation. It also included partial release of special general provision following the sale and de-consolidation of DTDB.

Profit and Loss Account [1/]

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Net interest income	**651**	560	16	634	**1,285**	1,159	11
Non-interest income	**902**	424	113	632	**1,534**	873	76
Operating income	**1,553**	984	58	1,266	**2,819**	2,032	39
Operating expenses	**(482)**	(459)	5	(503)	**(985)**	(901)	9
Operating profit before goodwill amortisation and provisions	**1,071**	525	104	763	**1,834**	1,131	62
Goodwill amortisation	**(110)**	(107)	3	(110)	**(220)**	(213)	3
Operating profit before provisions	**961**	418	130	653	**1,614**	918	76
Provisions	**(11)**	(187)	(94)	(50)	**(61)**	(305)	(80)
Operating profit	**950**	231	311	603	**1,553**	613	153
Share of profits less losses of associated and joint venture companies	**22**	10	120	18	**40**	22	82
Net profit before taxation	**972**	241	303	621	**1,593**	635	151
Taxation	**(112)**	(55)	104	(120)	**(232)**	(165)	41
Minority interests	**(13)**	(15)	(13)	(13)	**(26)**	(28)	(7)
Net profit attributable to members	**847**	171	395	488	**1,335**	442	202
NPAM excluding goodwill amortisation	**957**	278	244	598	**1,555**	655	137

Note:
1/ Excluding one-time gains of $497 million, the following profit and loss items would have been:

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Non-interest income	405	424	(4)	632	1,037	873	19
Operating profit before goodwill amortisation and provisions	574	525	9	763	1,337	1,131	18
Net profit attributable to members	350	171	105	488	838	442	90

DBS Bank (Hong Kong) Limited

For second quarter 2004, net profit after taxation for DBS Bank (Hong Kong) Limited grew 80% over second quarter 2003 to $142 million. The increase was mainly due to higher operating income and lower provision charge. Compared to first quarter 2004, net profit after taxation declined 7% mainly due to lower operating income and an increase in provision charge.

- Net interest income was up 9% over second quarter 2003 mainly attributable to the wider spread between the Prime rate and HIBOR[1/]. Gross loans increased 8% or HK$7 billion. Compared to first quarter 2004, net interest income decreased 1% due to a narrowing of the Prime-HIBOR[1/] spread, despite a 4% increase in gross loans.
- Non-interest income in second quarter 2004 rose 14% over second quarter 2003 due to stronger sales of treasury investment products, unit trusts and higher loan related fees. Non-interest income decreased 12% from first quarter 2004 mainly due to lower sales of treasury investment products.
- Compared to second quarter 2003 and first quarter 2004, operating expenses were marginally lower.
- Provision charge decreased 53% compared to a year ago, following the rebound in Hong Kong's economy. But provision charge was 16% higher than first quarter 2004. Higher general provision was made on increased loan outstanding while lower write-backs and recoveries led to a higher specific provision charge.

Profit and Loss Account (Based on Hong Kong Generally Accepted Accounting Principles)[2/ 3/]

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Net interest income	**215**	198	9	218	**433**	392	10
Non-interest income	**97**	85	14	110	**207**	167	24
Operating income	**312**	283	10	328	**640**	559	14
Operating expenses	**(125)**	(126)	(1)	(126)	**(251)**	(238)	5
Operating profit before provisions	**187**	157	19	202	**389**	321	21
Provisions	**(29)**	(62)	(53)	(25)	**(54)**	(104)	(48)
Operating profit	**158**	95	66	177	**335**	217	54
Net profit before taxation	**163**	95	72	180	**343**	217	58
Net profit after taxation	**142**	79	80	153	**295**	179	65

Notes:

1/ HIBOR: Hong Kong Interbank Offer Rate

2/ The exchange rate used for all comparative periods is HK$1 = S$0.2204586.

3/ In the preparation of the consolidated DBSH Group accounts, appropriate adjustments were made to bring DBS Bank (Hong Kong) Limited accounts in line with Singapore Financial Reporting Standards ("FRS"). Under FRS, the contribution from DBS Bank (Hong Kong) Limited was as follows:

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Net profit before taxation	171	77	122	175	346	195	77
Net profit after taxation	150	69	117	148	298	165	81

Certain aspects of DBSH Group's accounting policies differ from those under Hong Kong Generally Accepted Accounting Principles. In second quarter 2003, additional provisions for valuation shortfall were set aside in accordance with the Group's accounting policies for properties held by DBS Bank (Hong Kong) Limited. The comparison of second quarter 2004 over the same quarter last year therefore shows a higher positive change as compared to the accounts presented under Hong Kong Generally Accepted Accounting Principles.

Net Interest Income and Net Interest Margin

Exhibit 1
Group Net Interest Income and Net Interest Margin


$ m
(%)
3,000
2,500
2,000
1,500
1,000
500
0
3
2
1
0
2,039
2,257
2,645
2,375
1.68
1.72
1.81
1.79
1.79
560
628
634
651
1999
2000
2001
2002
2003
2Q03
3Q03
4Q03
1Q04
2Q04
Net Interest Income
Net Interest Margin (%)

Net interest income grew 16% over second quarter 2003 and 3% over first quarter 2004 to $651 million in second quarter 2004.

- The increase in net interest income was largely due to growth in interest bearing assets and continuing efforts in re-balancing the Group's asset composition by deploying funds away from the lower yielding interbank market to higher yielding customer loans and debt securities. Excluding DTDB in comparative periods, gross customer loans rose 8% over end June 2003 and 4% over end March 2004 to $67 billion.

- Net interest margin for second quarter 2004 was 1.79%, higher than 1.68% in second quarter 2003 and virtually unchanged compared to first quarter 2004. Average interest margins on interbank assets and securities improved but customer loan margins remained under pressure.

Table 1
Group Net Interest Income and Net Interest Margin [1/]

	2nd Qtr 2004			2nd Qtr 2003			1st Qtr 2004		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	67,112	567	3.40	61,821	602	3.91	65,631	560	3.43
Interbank items	32,906	100	1.22	41,298	91	0.88	33,821	90	1.07
Securities [2/]	46,292	330	2.87	30,570	199	2.61	42,744	302	2.84
Total interest bearing assets	146,310	997	2.74	133,689	892	2.68	142,196	952	2.69
Total interest bearing liabilities	137,031	346	1.01	125,026	332	1.06	134,388	318	0.95
Net interest income/margin		651	1.79		560	1.68		634	1.79

	1st Half 2004			1st Half 2003		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	66,518	1,128	3.41	61,424	1,210	3.97
Interbank items	32,936	189	1.16	40,783	202	1.00
Securities [2/]	44,329	632	2.87	28,909	393	2.74
Total interest bearing assets	143,783	1,949	2.73	131,116	1,805	2.78
Total interest bearing liabilities	135,326	664	0.99	122,387	646	1.06
Net interest income/margin		1,285	1.79		1,159	1.78

Notes:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.
2/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Fee and commission income							
Stockbroking	**44**	32	38	69	**113**	51	122
Investment banking	**22**	23	(4)	26	**48**	29	66
Trade and remittances	**32**	27	19	30	**62**	54	15
Loan related	**47**	33	42	52	**99**	69	43
Deposit related	**26**	27	(4)	25	**51**	52	(2)
Credit card	**21**	21	-	22	**43**	41	5
Fund management	**13**	11	18	11	**24**	18	33
Wealth management (unit trust distribution and bancassurance)	**24**	28	(14)	34	**58**	41	41
Others	**11**	11	-	8	**19**	19	-
Total	**240**	213	13	277	**517**	374	38
Dividend and rental income	**44**	28	57	13	**57**	41	39
Other income							
Net gain on treasury activities (including structured investment products)	**101**	158	(36)	252	**353**	313	13
Net gain on investment securities	**512**	19	NM	86	**598**	138	333
Net gain on fixed assets	**3**	1	200	2	**5**	-	NM
Others	**2**	5	(60)	2	**4**	7	(43)
Total	**618**	183	238	342	**960**	458	110
Total non-interest income	**902**	424	113	632	**1,534**	873	76
Non-interest income as a percentage of operating income (%)	**58.1**	43.1		49.9	**54.4**	43.0	

NM: Not meaningful

Non-interest income increased 113%, boosted by a $187 million gain from the sale of investment in Wing Lung Bank and a $310 million gain from the sale of a controlling stake in DTDB. These one-time gains were included under "Net gain on investment securities". Excluding the $497 million gain, non-interest income for second quarter 2004 was 4% lower compared to second quarter 2003 and 36% below first quarter 2004 mainly due to lower Other Income.

- Compared to same quarter last year, fee and commission income rose 13% to $240 million in second quarter 2004, principally due to higher stockbroking fees following recovery in regional equity markets, and strong growth in loan related fees from increased volume of loan syndication activity. Compared to first quarter 2004, fee and commission income was lower mainly due to market uncertainty prevailing in second quarter 2004, resulting in a decline in equity market volumes and wealth management sales.

- Other income (excluding one-time gains) declined to $121 million in second quarter 2004, a fall of 34% from same quarter last year and 65% from previous quarter. Net gain from treasury activities was lower, including bonds and interest rate derivatives trading, as interest rate uncertainty resulted in a difficult trading environment. The first quarter 2004 net gain on investment securities included $46 million gain from the redemption of investment funds previously managed by third parties.

- The ratio of non-interest income to total operating income increased to 58.1% for the quarter. Should one-time gains be excluded, the ratio would have been 38.4%.

Operating Expenses

Table 3
Group Operating Expenses

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Staff costs	**226**	210	8	250	**476**	429	11
Occupancy expenses	**46**	51	(10)	46	**92**	99	(7)
Technology-related expenses	**79**	74	7	77	**156**	145	8
Revenue-related expenses	**48**	49	(2)	54	**102**	82	24
Others	**83**	75	11	76	**159**	146	9
Total operating expenses	**482**	459	5	503	**985**	901	9
Cost-to-income ratio (%) (excluding goodwill amortisation)	**31.0**	46.6		39.7	**34.9**	44.3	
Staff headcount number (at period-end)	**10,838**	11,948		12,173	**10,838**	11,948	

- Excluding goodwill amortisation, operating expenses for second quarter 2004 increased 5% to $482 million over second quarter 2003. Staff costs increased 8% to $226 million due to higher bonus accrual in line with the stronger bottom-line performance this year. Other expenses rose 11% on increased investment spending on advertising and marketing for retail products and higher travelling expenses.

- Compared to first quarter 2004, operating expenses declined 4% mainly due to lower bonus accruals. Revenue-related expenses, which include commission paid to remisiers and sales commissions, fell 11% following lower business volumes and revenue-related activity.

- The staff headcount at end June 2004 was 10,838. The de-consolidation of DTDB reduced headcount by 1,611 in second quarter 2004.

Provision Charge

Table 4
Group Provision Charge

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Specific provision							
Loans							
Singapore	**3**	49	(94)	17	**20**	67	(70)
Hong Kong	**21**	63	(67)	17	**38**	108	(65)
Other countries	**-**	-	-	(5)	**(5)**	(2)	150
Sub-Total	**24**	112	(79)	29	**53**	173	(69)
Securities, properties and other assets	**14**	51	(73)	1	**15**	93	(84)
Total Specific Provision	**38**	163	(77)	30	**68**	266	(74)
General provision	**(27)**	24	(213)	20	**(7)**	39	(118)
Total provision charge	**11**	187	(94)	50	**61**	305	(80)
SP + GP (loans) / Average loan (basis point)	**22**	80		25	**23**	62	

Provision charge was $11 million for second quarter 2004, down 94% from second quarter 2003 and 78% from first quarter 2004.

- Specific provision for loan losses fell 79% to $24 million due to an improvement in the overall credit quality of the portfolios. Specific provision for properties and other assets was 73% lower as additional provision for valuation shortfall was set aside for properties in Hong Kong in second quarter 2003.

- With the de-consolidation of DTDB, $148 million special general provision that was previously booked in DBS Bank Ltd for the exposure to Thailand was no longer required. Of the $148 million, $108 million was set aside to cater for the Group's growing franchise outside Singapore. The remaining $40 million was written back through the profit and loss account. After setting aside general provision for the increase in customer loan outstanding in second quarter 2004, net general provision released was $27 million.

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Total assets	**168,182**	176,574	159,595	158,501
Customer loans [1/]	**65,053**	65,344	64,335	62,714
Customer deposits	**108,179**	111,938	108,041	105,514
Loan-to-deposit ratio (%)	**60.1**	58.4	59.5	59.4
Loan and non-trading debt securities-to-deposit ratio (%)	**81.0**	78.4	79.7	76.9

Note:
1/ After deducting cumulative provisions.

At the end of June 2004, total assets were $168 billion.

- Compared to end March 2004, customer loans were virtually unchanged. Excluding DTDB in comparative periods, customer loans grew 4% over end March 2004, arising from increases across all industry sectors, including a 3% growth in housing loans. Customer deposits decreased to $108 billion.

- The Group's loan-to-deposit ratio at the end of June 2004 improved to 60.1%. Including DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits was 81%.

Asset Quality

Exhibit 2
Group Non-Performing Loans


$ m
(%)
10,000
8,000
6,000
4,000
2,000
0
20
15
10
5
0
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04

Table 6
Group Geographical NPL Rate (Based on MAS standard)

(%)	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Singapore	**2.4**	2.7	3.3	3.9
Hong Kong	**2.3**	2.6	2.9	3.5
Regional countries[2/] (excl. DTDB)	**12.5**	14.7	19.0	26.5
DTDB	**NA**	26.1	28.8	29.2
Other countries	**6.9**	7.8	8.5	8.7

Notes:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines

NA : Not applicable

- The volume of non-performing loans ("NPLs") declined 35% from end of March 2004 to $2.2 billion at the end of June 2004. Excluding DTDB's NPLs, the Group's NPLs was 10% lower. Out of the $2.2 billion NPLs, $0.5 billion or 23% were restructured NPLs.

- Singapore's NPLs was $1 billion and accounted for 44% of the Group's NPLs, while Hong Kong's NPLs of $0.5 billion accounted for 25%.

- The ratio of NPLs to the total non-bank loans ("NPL rate") further improved from 4.6% at the end of March 2004 to 3% at the end of June 2004. The NPL rates for Singapore, Hong Kong and regional countries operations improved to 2.4%, 2.3% and 12.5% respectively, at the end of June 2004 due to a reduction in non-bank NPLs and a higher loan base.

Loan Grading

Of the total $2.2 billion NPLs at the end of June 2004, 72% were classified as substandard, 9% as doubtful and the remaining 19% in the loss category. 47% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of June 2004 were 156% of unsecured NPLs, and 83% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$ m
10,000
8,000
6,000
4,000
2,000
0
8,149
4,411
4,512
4,224
3,780
4,163
4,143
3,780
3,359
2,182
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$ m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
2,286
2,719
2,500
2,387
2,605
2,387
2,271
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Jun 30, 2004 NPLs	Jun 30, 2004 Specific provisions	Mar 31, 2004 NPLs	Mar 31, 2004 Specific provisions	Dec 31, 2003 NPLs	Dec 31, 2003 Specific provisions	Jun 30, 2003 NPLs	Jun 30, 2003 Specific provisions
Substandard	416	41	991	116	1,094	125	1,260	138
Doubtful	19	17	70	54	70	54	73	56
Loss	77	76	188	188	245	243	301	301
Total	512	134	1,249	358	1,409	422	1,634	495

Table 8
Group Customer Loans

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Gross	**66,588**	67,298	66,414	64,905
Less:				
Specific provisions	**652**	1,019	1,151	1,273
General provisions	**883**	935	928	918
Net total	**65,053**	65,344	64,335	62,714
Excluding DTDB:				
Gross		63,842	62,938	61,566
Less:				
Specific provisions		660	773	890
General provisions		753	745	736
Net total		62,429	61,420	59,940
Analysed by Industry				
Manufacturing	**6,262**	6,912	6,434	6,791
Building & Construction	**7,847**	7,941	7,907	7,555
Housing Loans	**23,089**	22,888	22,603	22,082
General Commerce	**6,547**	7,069	6,634	6,057
Transportation, Storage & Communications	**5,122**	5,090	4,821	4,869
Financial Institutions, Investment & Holding Companies	**5,038**	4,771	5,020	4,547
Professionals & Private Individuals (except Housing Loans)	**7,240**	7,305	7,393	7,320
Others	**5,443**	5,322	5,602	5,684
Total (Gross)	**66,588**	67,298	66,414	64,905
Excluding DTDB:				
Manufacturing		5,993	5,423	5,760
Building & Construction		7,680	7,679	7,341
Housing Loans		22,523	22,232	21,739
General Commerce		6,353	5,927	5,368
Transportation, Storage & Communications		4,917	4,658	4,716
Financial Institutions, Investment & Holding Companies		4,710	4,940	4,479
Professionals & Private Individuals (except Housing Loans)		6,943	7,054	7,038
Others		4,723	5,025	5,125
Total (Gross)		63,842	62,938	61,566
Analysed by Currency and Fixed / Variable Rates				
Fixed rate [1/]				
Singapore dollar	**9,424**	8,961	8,867	8,381
Hong Kong dollar	**245**	353	262	479
US dollar	**1**	1	4	3
Thai Baht	**-**	930	945	785
Others	**187**	85	96	67
Sub-total	**9,857**	10,330	10,174	9,715
Variable rate [2/]				
Singapore dollar	**21,577**	20,935	21,026	21,305
Hong Kong dollar	**21,434**	20,216	20,089	20,478
US dollar	**10,028**	9,147	8,658	8,773
Thai Baht	**21**	2,354	2,393	2,395
Others	**3,671**	4,316	4,074	2,239
Sub-total	**56,731**	56,968	56,240	55,190
Total (Gross)	**66,588**	67,298	66,414	64,905

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 9
Total Group Deposits

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Deposits of non-bank customers	**108,179**	111,938	108,041	105,514
Deposits and balances of banks	**10,286**	14,062	7,497	7,512
Total	**118,465**	126,000	115,538	113,026
Excluding DTDB:				
Deposits of non-bank customers		108,584	104,509	101,887
Deposits and balances of banks		13,869	7,458	7,491
Total		122,453	111,967	109,378

Table 10
Group Customer Deposits

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Analysed by Currency				
Singapore dollar	**59,654**	61,254	56,641	55,360
US dollar	**22,490**	21,909	23,309	20,840
Hong Kong dollar	**16,828**	17,150	17,241	18,770
Thai Baht	**19**	3,382	3,539	3,658
Others	**9,188**	8,243	7,311	6,886
Total	**108,179**	111,938	108,041	105,514
Analysed by Product				
Savings accounts (include S$ autosave)	**48,659**	49,361	48,028	44,452
Current accounts	**11,506**	12,890	10,486	9,301
Fixed deposits	**42,264**	44,403	45,130	48,261
Other deposits	**5,750**	5,284	4,397	3,500
Total	**108,179**	111,938	108,041	105,514

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio



(%)
25
20
15
10
5
0
19.2
18.9
17.4
15.5
15.1
14.2
15.2
15.1
14.5
15.6
3.5
4.5
5.2
5.2
4.6
4.5
4.7
4.6
4.1
4.0
1/
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Jun 03
Sep 03
Dec 03
Mar 04 2/
Jun 04 2/
Tier I
Tier II

The new MAS capital framework (MAS Notice 637) was issued on May 28, 2004. Under this new framework, the total Capital Adequacy Ratio ("CAR") for the DBSH Group at end of June 2004 was 15.6%, of which Tier 1 CAR was 11.6%.

Table 11
Group Capital

In $ millions	Jun 30 2004 2/	Mar 31 2004 2/	Dec 31 2003	Jun 30 2003
Tier I Capital				
Paid ordinary/preference shares	**1,557**	1,557	1,556	1,556
Disclosed reserves/others	**16,806**	15,862	15,439	15,118
Goodwill	**(7,152)**	(7,261)	(7,371)	(7,606)
	11,211	10,158	9,624	9,068
Tier II Capital				
Cumulative general provisions	**914**	968	768	709
Subordinated debts	**3,571**	3,486	3,531	3,659
Others	**(657)**	(471)	(38)	(153)
	3,828	3,983	4,261	4,215
Total Capital	**15,039**	14,141	13,885	13,283
Risk Weighted Assets	**96,641**	97,764	92,067	93,865

Notes:
1/ Compared to end December 2001, the reduction in the Tier I CAR ratio was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest.
2/ Ratios for 2004 were computed based on the revised MAS capital framework issued on May 28, 2004. Comparatives for 2003 were not restated to the new basis and were computed using Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003	Jun 30 2003
Properties	**538**	438	424	409
Quoted investments	**182**	672	436	442
Total	**720**	1,110	860	851

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to $0.7 billion at the end of June 2004.

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit attributable to members by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions.

Table 13
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating Income	Distribution (%)	Year-to-date Net profit attributable to members	Distribution (%)
Jun 30, 2004						
Singapore	**108,193**	**67**	**1,916**	**68**	**1,135**	**73**
Hong Kong	**40,069**	**25**	**703**	**25**	**324**	**21**
Regional countries	**3,276**	**2**	**136**	**5**	**69**	**4**
Rest of the world	**9,492**	**6**	**64**	**2**	**27**	**2**
Sub-total	**161,030**	**100**	**2,819**	**100**	**1,555**	**100**
Goodwill	**7,152**		**-**		**(220)**	
Total	**168,182**		**2,819**		**1,335**	
Dec 31, 2003						
Singapore [1/]	97,655	64	2,496	60	850	58
Hong Kong	39,101	26	1,335	32	486	33
Regional countries [1/]	6,813	4	271	6	81	6
Rest of the world	8,655	6	96	2	38	3
Sub-total	152,224	100	4,198	100	1,455	100
Goodwill	7,371		-		(430)	
Total	159,595		4,198		1,025	
Jun 30, 2003						
Singapore [1/]	98,514	65	1,278	63	439	67
Hong Kong	39,340	26	601	30	161	25
Regional countries [1/]	6,703	5	112	5	35	5
Rest of the world	6,455	4	41	2	20	3
Sub-total	151,012	100	2,032	100	655	100
Goodwill	7,489		-		(213)	
Total	158,501		2,032		442	

Note:
1/ Special general provisions for exposures outside Singapore and additional provisions for DTDB's loans are booked in Singapore.

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, South Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Approximately 93% of the Group's operating income were derived from Singapore and Hong Kong operations.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for second quarter 2004 over second quarter 2003.

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The increase in net profit after taxation ($45 million, 68%) was largely due to higher interest income, fee income from cards and sales of investment products, and lower provisions as a result of improving credit quality and asset valuation.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

The increase in net profit after taxation ($22 million, 48%) was mainly attributable to higher interest income resulting from increased volumes, fee income from treasury product sales, loan and trade related activities, capital markets and transactional activities.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, private equity, nominee and trustee services and cash management services.

The increase in net profit after taxation ($21 million, 25%) was due to higher fee income principally from strong growth in loan related fees from increased volume of loan syndication activity and lower provisions.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The decrease in net profit after taxation ($49 million, 91%) was mainly due to less favourable bonds and interest rate derivatives trading.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest in nature.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include the central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The net profit after taxation for second quarter 2004 included a $187 million gain from sale of the Group's 10% stake in Wing Lung Bank, a $310 million gain from the sale of the Group's 59% stake in DTDB and write-back of special general provision amounting to $40 million.

The following table analyses the results, total assets and total liabilities by business segments:

Table 14
Group Business Segments (2nd Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1]	Funding Portfolio[1]	Central Operations	Total
Operating income	386	183	189	13	104	678	1,553
Operating profit before provisions, taxation and goodwill amortisation	154	121	127	6	53	610	1,071
Net profit before taxation and goodwill amortisation	137	79	125	6	54	681	1,082
Taxation	(23)	(15)	(20)	(1)	(10)	(43)	(112)
Net profit after taxation and before goodwill amortisation	111	68	106	5	45	622	957
Goodwill amortisation							(110)
Net profit attributable to members							847
Other Information							
Total assets before goodwill	27,433	15,227	28,867	27,713	33,168	28,622	161,030
Goodwill							7,152
Total assets							168,182
Total liabilities	64,039	13,962	14,716	18,607	16,599	23,088	151,011
Capital expenditure	4	3	-	-	1	18	26
Depreciation	8	3	2	-	1	24	38

Group Business Segments (2nd Qtr 2003)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1]	Funding Portfolio[1]	Central Operations	Total
Operating income	348	153	169	88	81	145	984
Operating profit before provisions, taxation and goodwill amortisation	140	93	114	58	53	67	525
Net profit before taxation and goodwill amortisation	84	58	95	58	58	(5)	348
Taxation	(18)	(12)	(10)	(3)	(3)	(9)	(55)
Net profit after taxation and before goodwill amortisation	66	46	85	54	54	(27)	278
Goodwill amortisation							(107)
Net profit attributable to members							171
Other Information							
Total assets before goodwill	27,217	13,999	25,972	16,395	39,250	28,179	151,012
Goodwill							7,489
Total assets							158,501
Total liabilities	65,955	13,736	14,007	12,661	12,022	24,359	142,740
Capital expenditure	4	2	5	1	1	5	18
Depreciation	11	5	1	2	2	25	46

Note:
1/ Operating expenses have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of operating income.

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current year's presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Profit and Loss Account

In $ millions	2nd Qtr 2004	2nd Qtr 2003	+/(-) %	1st Qtr 2004	1st Half 2004	1st Half 2003	+/(-) %
Interest income	**997**	892	12	952	1,949	1,805	8
Less: Interest expense	**346**	332	4	318	664	646	3
Net interest income	**651**	560	16	634	1,285	1,159	11
Fee and commission income	**240**	213	13	277	517	374	38
Dividends	**36**	21	71	5	41	25	64
Rental income	**8**	7	14	8	16	16	-
Other income	**618**	183	238	342	960	458	110
Operating income	**1,553**	984	58	1,266	2,819	2,032	39
Less: Staff costs	**226**	210	8	250	476	429	11
Depreciation	**38**	46	(17)	44	82	91	(10)
Other operating expenses	**218**	203	7	209	427	381	12
Goodwill amortisation	**110**	107	3	110	220	213	3
Operating expenses	**592**	566	5	613	1,205	1,114	8
Operating profit before provisions	**961**	418	130	653	1,614	918	76
Less: Provision for possible loan losses and diminution in value of other assets	**11**	187	(94)	50	61	305	(80)
Operating profit	**950**	231	311	603	1,553	613	153
Add: Share of profits less losses of associated and joint venture companies	**22**	10	120	18	40	22	82
Net profit before taxation	**972**	241	303	621	1,593	635	151
Less: Taxation	**106**	53	100	116	222	161	38
Share of taxation of associated and joint venture companies	**6**	2	200	4	10	4	150
Net profit after taxation	**860**	186	362	501	1,361	470	190
Less: Minority interests	**13**	15	(13)	13	26	28	(7)
Net profit attributable to members	**847**	171	395	488	1,335	442	202

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Balance Sheet as at

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003[1]	Jun 30 2003
SHARE CAPITAL				
Share capital	**1,557**	1,557	1,556	1,556
RESERVES				
Share premium account	**2,181**	2,178	2,171	2,168
Other reserve	**4,271**	4,271	4,271	4,271
Capital redemption reserve	**28**	28	28	28
Capital reserve	**(8)**	(39)	(30)	3
General reserve	**2,230**	2,230	2,230	2,044
Revenue reserve	**5,788**	5,158	4,670	4,443
	14,490	13,826	13,340	12,957
SHAREHOLDERS' FUNDS	**16,047**	15,383	14,896	14,513
MINORITY INTERESTS	**1,124**	1,138	1,125	1,248
LIABILITIES				
Deposits and balances of banks	**10,286**	14,062	7,497	7,512
Deposits and other accounts of non-bank customers	**108,179**	111,938	108,041	105,514
Bills payable	**357**	738	363	373
Current taxation	**618**	605	500	497
Deferred tax liabilities	**72**	94	104	112
Other liabilities	**19,392**	20,904	15,772	17,148
Other borrowings and debt securities in issue [2]	**6,731**	6,089	5,604	5,714
- due within one year	**2,259**	2,051	1,882	2,383
- due after one year	**4,472**	4,038	3,722	3,331
Subordinated term debts (unsecured)	**5,376**	5,623	5,693	5,870
- due within one year	**-**	25	25	25
- due after one year	**5,376**	5,598	5,668	5,845
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**168,182**	176,574	159,595	158,501
OFF BALANCE SHEET ITEMS				
Contingent liabilities	**7,468**	7,296	6,984	7,165
Commitments	**67,870**	68,612	60,173	62,570
Financial derivatives	**1,549,064**	1,413,541	1,256,240	1,227,074

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003[1]	Jun 30 2003
ASSETS				
Cash, and balances and placements with central banks	**7,088**	11,987	5,007	2,671
Singapore Government securities and treasury bills	**13,627**	13,192	11,438	10,143
Trading securities	**11,502**	11,142	6,433	4,507
Balances, placements with, and loans and advances to banks	**24,829**	26,977	27,472	36,132
Bills receivable from non-bank customers	**1,939**	2,185	1,481	1,459
Loans and advances to non-bank customers	**63,114**	63,159	62,854	61,255
Investment securities	**23,667**	23,711	22,828	19,522
Associated and joint venture companies	**548**	543	547	493
Goodwill	**7,152**	7,261	7,371	7,489
Fixed assets	**1,856**	1,958	2,016	2,138
Deferred tax assets	**118**	119	129	122
Other assets	**12,742**	14,340	12,019	12,570
TOTAL ASSETS	**168,182**	176,574	159,595	158,501

Notes:

1/ Audited.

2/ Includes secured amount of $1,497 million as at June 30, 2004 (March 31, 2004: $1,385 million; December 31, 2003: $1,106 million; June 30, 2003: $1,660 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Balance Sheet of DBS Group Holdings Ltd as at

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003[1/]	Jun 30 2003
SHARE CAPITAL				
Share capital	**1,557**	1,557	1,556	1,556
RESERVES				
Share premium account	**2,181**	2,178	2,171	2,168
Capital redemption reserve	**28**	28	28	28
Revenue reserve	**3,000**	3,001	3,001	3,002
	5,209	5,207	5,200	5,198
SHAREHOLDERS' FUNDS	**6,766**	6,764	6,756	6,754
LIABILITIES				
Current liabilities	**9**	9	9	9
Deferred tax liabilities	**#**	#	#	#
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**6,775**	6,773	6,765	6,763
Other Information				
Net asset value per ordinary share ($)				
(i) Based on existing ordinary share capital	**4.49**	4.49	4.53	4.53
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**4.35**	4.34	4.34	4.34

In $ millions	Jun 30 2004	Mar 31 2004	Dec 31 2003[1/]	Jun 30 2003
ASSETS				
Balances, placements with, and loans and advances to non-bank customers	**3**	3	3	3
Investment in subsidiary companies	**6,772**	6,770	6,762	6,760
TOTAL ASSETS	**6,775**	6,773	6,765	6,763

Notes:
1/ Audited.
2/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Statement of Changes in Shareholders' Equity

In $ millions	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	4,271	28	(30)	2,230	4,670	13,340
Exercise of share options pursuant to the DBSH Share Option Plan	1	10						10
Net exchange translation adjustments during the period					4			4
Net profit attributable to members							1,335	1,335
Final dividends paid on ordinary and preference shares for the previous year							(199)	(199)
Goodwill transferred on disposal of subsidiary company					18		(18)	-
Balance at June 30, 2004	1,557 1/	2,181	4,271	28	(8)	2,230	5,788	14,490
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,195	12,682
Exercise of share options pursuant to the DBSH Share Option Plan	1	5						5
Net exchange translation adjustments during the period					22			22
Net profit attributable to members							442	442
Final dividends paid on ordinary and preference shares for the previous year							(194)	(194)
Balance at June 30, 2003	1,556	2,168	4,271	28	3	2,044	4,443	12,957

Unaudited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd

In $ millions	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	28	3,001	5,200
Exercise of share options pursuant to the DBSH Share Option Plan	1	10			10
Net profit after taxation				198	198
Final dividends paid on ordinary and preference shares for the previous year				(199)	(199)
Balance at June 30, 2004	1,557 1/	2,181	28	3,000	5,209
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Plan	1	5			5
Net profit after taxation				(5)	(5)
Final dividends paid on ordinary and preference shares for the previous year				(194)	(194)
Balance at June 30, 2003	1,556	2,168	28	3,002	5,198

Note:

1/ During the financial period ended June 30, 2004, DBSH issued 19,475,169 ordinary shares upon the conversion of the non-voting convertible preference shares and 994,880 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Half 2004	1st Half 2003
Cash flows from operating activities		
Net profit before taxation	1,593	635
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	61	305
Depreciation of fixed assets	82	91
Goodwill amortisation	220	213
Share of profits of associated and joint venture companies	(40)	(22)
Net gain on disposal of fixed assets	(5)	-
Net gain on disposal of investment securities	(598)	(138)
Operating profit before changes in operating assets & liabilities	1,313	1,084
Increase in:		
Deposits and other accounts of non-bank customers	3,572	4,199
Deposits and balances of banks	2,937	2,635
Other liabilities including bills payable	3,650	1,007
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(2,189)	(1,126)
Trading securities	(5,069)	(835)
Accounts receivable and other assets	(553)	(2,721)
Balances, placements with, and loans and advances to other banks	2,524	2,620
Loans and advances to non-bank customers including bills receivable	(4,029)	(2,169)
Tax paid	(104)	(78)
Net cash generated from operating activities (1)	2,052	4,616
Cash flows from investing activities		
Dividends from associated companies	9	23
Purchase of fixed assets	(42)	(31)
Net increase in investment securities	(852)	(4,834)
Cash of subsidiary company disposed	(69)	-
Proceeds from disposal of fixed assets	27	29
Net cash used in investing activities (2)	(927)	(4,813)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	11	6
Debt securities and borrowings	1,148	889
Dividends paid to shareholders of DBSH	(199)	(194)
Dividends paid to minority shareholders of subsidiary companies	(26)	(42)
Net cash generated from financing activities (3)	934	659
Exchange translation adjustments (4)	22	22
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	2,081	484
Cash, and balances and placements with central banks as at January 1	5,007	2,187
Cash, and balances and placements with central banks as at June 30	7,088	2,671

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

There were 1,469,965,595 issued and fully paid-up ordinary shares at December 31, 2003. During the first half 2004, 20,470,049 ordinary shares were issued upon the conversion of non-voting convertible preference shares and the exercise of executive share options, bringing the total outstanding number of ordinary shares to 1,490,435,644 at June 30, 2004. The weighted average number of ordinary shares was 1,485,394,591 for the first half 2004.

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between April 1, 2004 and June 30, 2004	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Jun 30, 2004	Dec 31, 2003	Jun 30, 2003
Conversion of non-voting CPS	-	120,436	19,595,605	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	262,280	50,936,683	46,155,436	47,602,266

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China

At June 30, 2004, DBSH Group has exposures to certain countries in the Asia Pacific Region. The exposures are determined based on the location of the credit risk of the customers and counter-parties regardless of where the transactions are booked.

The Group's net exposure in the 5 Regional Countries was $9 billion at June 30, 2004, a decline of 28% compared to March 31, 2004. Exposure to the 5 Regional Countries amounted to 5% of the Group's Total Assets.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at June 30, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank 1/	Investments		Amount	As a % of Total Assets	NPLs 2/
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,927	1,064	3,779	1,138	1,896	9,012	5.3%	370
Malaysia	1,404	50	1,662	88	1,140	2,064	1.2%	146
Indonesia	272	206	555	67	247	853	0.5%	32
Thailand	58	17	210	412	44	653	0.4%	188
Korea	3,126	573	1,266	6	463	4,508	2.7%	-
The Philippines	67	218	86	565	2	934	0.5%	4
Hong Kong	4,676	3,091	24,735	11,989	14,954	29,537	17.5%	544
China	2,549	18	1,075	65	1,418	2,289	1.4%	120
TOTAL	**12,152**	**4,173**	**29,589**	**13,192**	**18,268**	**40,838**	**24.2%**	**1,034**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at March 31, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments		Amount	As a % of Total Assets	NPLs [2]
	(a)	(b)	(c)	(d).	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,885	1,585	6,909	933	1,762	12,550	7.1%	1,386
Malaysia	1,154	35	1,362	88	1,015	1,624	0.9%	212
Indonesia	223	181	524	71	202	797	0.4%	36
Thailand (excluding DTDB)	265	17	143	63	217	271	0.2%	186
Korea	3,185	834	1,294	2	327	4,988	2.8%	-
The Philippines	43	184	96	561	1	883	0.5%	5
DTDB [3]	15	334	3,490	148	-	3,987	2.3%	947
Hong Kong	3,742	3,006	23,668	11,796	13,724	28,488	16.1%	584
China	1,202	32	991	56	502	1,779	1.0%	118
TOTAL	**9,829**	**4,623**	**31,568**	**12,785**	**15,988**	**42,817**	**24.2%**	**2,088**

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2003 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments		Amount	As a % of Total Assets	NPLs [2]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	5,016	1,104	6,395	955	1,954	11,516	7.3%	1,545
Malaysia	1,280	13	1,356	90	1,034	1,705	1.1%	233
Indonesia	126	56	365	73	128	492	0.3%	55
Thailand (excluding DTDB)	231	9	221	63	214	310	0.2%	188
Korea	3,326	531	885	1	577	4,166	2.6%	17
The Philippines	46	149	103	604	1	901	0.6%	8
DTDB [3]	7	346	3,465	124	-	3,942	2.5%	1,044
Hong Kong	2,457	2,013	23,235	11,935	13,238	26,402	16.5%	643
China	965	24	692	21	393	1,309	0.8%	130
TOTAL	**8,438**	**3,141**	**30,322**	**12,911**	**15,585**	**39,227**	**24.6%**	**2,318**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated at June 30, 2004.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at June 30, 2003 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,675	1,324	5,785	995	1,711	11,068	7.0%	1,614
Malaysia	1,010	8	863	91	761	1,211	0.7%	276
Indonesia	108	149	238	78	114	459	0.3%	75
Thailand (excluding DTDB)	76	9	216	74	115	260	0.2%	188
Korea	3,426	697	966	2	716	4,375	2.8%	18
The Philippines	48	52	151	651	5	897	0.6%	36
DTDB [3/]	7	409	3,351	99	-	3,866	2.4%	1,021
Hong Kong	2,309	2,429	23,130	12,996	14,424	26,440	16.7%	795
China	1,076	10	664	-	341	1,409	0.9%	149
TOTAL	**8,060**	**3,763**	**29,579**	**13,991**	**16,476**	**38,917**	**24.6%**	**2,558**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated at June 30, 2004.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions

At June 30, 2004, DBSH Group's total non-performing loans ("NPLs") amounted to $2.182 billion. Out of the total NPLs of $2.182 billion, $1.020 billion (47%) were secured by collateral.

Details of DBSH Group's NPLs and provisions at June 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2/]	Other Countries	Total
Non-Performing Loans	965	544	370	303	2,182
- Substandard	672	389	274	245	1,580
- Doubtful	97	46	6	38	187
- Loss	196	109	90	20	415
NPLs as a % of Group total assets	0.6%	0.3%	0.2%	0.2%	1.3%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.4%	2.3%	12.5%	6.9%	3.0%
Total Cumulative Provisions	773	425	391	230	1,819
- Specific provisions	382	182	148	82	794
- General provisions	391	243	243	148	1,025
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.2%	0.1%	1.1%
- NPLs in the respective countries	80%	78%	106%	76%	83%
- Unsecured NPLs in the respective countries	188%	214%	146%	81%	156%

Details of DBSH Group's NPLs and provisions at March 31, 2004 are as follows:

			Regional Countries[2/]			
In $ millions	Singapore	Hong Kong	DTDB [3/]	Others	Other Countries	Total
Non-Performing Loans	1,060	584	947	439	329	3,359
- Substandard	766	432	761	302	262	2,523
- Doubtful	68	37	22	46	40	213
- Loss	226	115	164	91	27	623
NPLs as a % of Group total assets	0.6%	0.3%	0.5%	0.3%	0.2%	1.9%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.7%	2.6%	26.1%	14.7%	7.8%	4.6%
Total Cumulative Provisions	765	413	541	383	169	2,271
- Specific provisions	388	180	359	184	88	1,199
- General provisions	377	233	182	199	81	1,072
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.3%	0.2%	0.1%	1.3%
- NPLs in the respective countries	72%	71%	57%	87%	51%	68%
- Unsecured NPLs in the respective countries	191%	197%	118%	116%	54%	132%

Notes:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines
3/ Includes special general provision for regional exposures and additional specific provision for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at December 31, 2003 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2/] DTDB [3/]	Regional Countries[2/] Others	Other Countries	Total
Non-Performing Loans	1,255	643	1,044	501	337	3,780
- Substandard	842	475	839	352	269	2,777
- Doubtful	42	66	20	49	27	204
- Loss	371	102	185	100	41	799
NPLs as a % of Group total assets	0.8%	0.4%	0.7%	0.3%	0.2%	2.4%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	3.3%	2.9%	28.8%	19.0%	8.5%	5.2%
Total Cumulative Provisions	851	418	561	389	168	2,387
- Specific provisions	475	190	378	193	87	1,323
- General provisions	376	228	183	196	81	1,064
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.4%	0.2%	0.1%	1.5%
- NPLs in the respective countries	68%	65%	54%	78%	50%	63%
- Unsecured NPLs in the respective countries	173%	180%	105%	111%	53%	124%

Details of DBSH Group's NPLs and provisions at June 30, 2003 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2/] DTDB [3/]	Regional Countries[2/] Others	Other Countries	Total
Non-Performing Loans	1,449	795	1,021	593	305	4,163
- Substandard	942	591	865	414	205	3,017
- Doubtful	32	92	9	81	81	295
- Loss	475	112	147	98	19	851
NPLs as a % of Group total assets	0.9%	0.5%	0.6%	0.4%	0.2%	2.6%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	3.9%	3.5%	29.2%	26.5%	8.7%	5.9%
Total Cumulative Provisions	897	462	565	416	156	2,496
- Specific provisions	536	227	383	225	108	1,479
- General provisions	361	235	182	191	48	1,017
Total Cumulative Provisions as a % of:						
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.6%
- NPLs in the respective countries	62%	58%	55%	70%	51%	60%
- Unsecured NPLs in the respective countries	150%	171%	101%	102%	59%	119%

Notes:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines

3/ Includes special general provision for regional exposures and additional specific provision for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In $ millions	June 30, 2004 NPLs	June 30, 2004 Specific Provisions	March 31, 2004 NPLs	March 31, 2004 Specific Provisions	December 31, 2003 NPLs	December 31, 2003 Specific Provisions	June 30, 2003 NPLs	June 30, 2003 Specific Provisions
Customer loans								
Manufacturing	583	234	802	324	894	360	898	356
Building and Construction	251	57	354	87	414	98	405	121
Housing Loans	253	74	307	83	333	90	373	101
General Commerce	187	93	500	254	573	287	724	333
Transportation, Storage and Communications	45	4	73	9	98	25	128	34
Financial Institutions, Investment and Holding Companies	128	45	145	51	199	65	298	83
Professionals and Private Individuals (except Housing Loans)	219	100	280	127	276	133	273	139
Others	351	103	635	153	695	165	722	178
Sub-total	2,017	710	3,096	1,088	3,482	1,223	3,821	1,345
Debt securities	145	65	172	78	184	73	214	108
Contingent items	20	19	91	33	114	27	128	26
Total	2,182	794	3,359	1,199	3,780	1,323	4,163	1,479

Analysis of Non-Performing Loans by Period Overdue

In $ millions	June 30, 2004	March 31, 2004	December 31, 2003	June 30, 2003
Non-default	682	1,427	1,695	1,691
Default loans	1,500	1,932	2,085	2,472
Less than 3 months	387	477	448	463
3 to 6 months	172	223	256	582
Over 6 months	941	1,232	1,381	1,427
Total	2,182	3,359	3,780	4,163

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

4. Financial Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities" respectively. Non-trading derivative financial instruments are accounted for on an accrual basis.

	June 30, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,218,099	6,159	5,581	20,545	644	158
Foreign Exchange Derivatives	281,060	1,753	1,969	1,079	-	36
Equity Derivatives	12,766	104	355	-	-	-
Credit Derivatives	13,090	90	114	2,425	77	-
Total	**1,525,015**	**8,106**	**8,019**	**24,049**	**721**	**194**

	March 31, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,113,197	8,319	7,763	20,369	963	296
Foreign Exchange Derivatives	253,111	2,123	1,818	4,609	6	139
Equity Derivatives	9,723	54	310	-	-	-
Credit Derivatives	10,112	87	107	2,420	78	-
Total	**1,386,143**	**10,583**	**9,998**	**27,398**	**1,047**	**435**

	December 31, 2003					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	994,037	6,733	6,118	24,114	852	237
Foreign Exchange Derivatives	211,723	2,014	1,822	5,664	34	137
Equity Derivatives	8,444	36	196	544	#	-
Credit Derivatives	9,292	82	109	2,422	77	-
Total	**1,223,496**	**8,865**	**8,245**	**32,744**	**963**	**374**

Note:
1/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

5. Daily Earnings at Risk and Trading Income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from July 1, 2003 to June 30, 2004.

In $ millions	As at June 30, 2004	July 1, 2003 to June 30, 2004		
		Average	High 1/	Low 1/
Interest rate	39.8	26.1	39.8	20.8
FX	6.7	6.9	18.2	2.3
Equity	6.2	4.6	7.4	2.3
Diversification effect	(14.3)	(13.3)	-	-
Total	38.4	24.3	38.4	19.0

Note:
1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from July 1, 2003 to June 30, 2004.

DBSH Group DEaR for Trading Book


No. of Days
50
45
40
35
30
25
20
15
10
5
0
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
DEaR ($ millions)

DBSH Group Daily Distribution of Trading Income


No. of days
50
45
40
35
30
25
20
15
10
5
0
>(18)-(16
>(16)-(14
>(14)-(12
>(12)-(10
>(10)-(8
>(8)-(6
>(6)-(4
>(4)-(2
>(2)-(
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
>24-26
Trading income ($ millions)

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

6. Disposal of a Subsidiary Company

DBS Bank Ltd's 59%[1/] equity stake in DBS Thai Danu Bank Public Company Limited ("DTDB") was disposed on June 25, 2004 in consideration of 16% interest in the Thai Military Bank Public Company Limited ("TMB"). The 16% interest represents 2,460,078,607 ordinary shares of THB10 (S$ 0.42) each. Profit after taxation for DTDB amounted to THB609 million (S$26 million) and THB975 million (S$42 million) for first half 2004 and Year 2003 respectively. The fair values of total assets and liabilities of DTDB at the date of disposal were THB101 billion (S$4 billion) and THB100 billion (S$4 billion) respectively.

Profit on disposal of DTDB amounted to S$310 million after adjusting for net attributable assets disposed and transaction costs as follows:

In S$ millions		June 25, 2004
Proceeds on disposal of DTDB:		
Equity stake in TMB		349
Less: Net attributable assets of DTDB		
Cash, and balances and placements with central banks	69	
Securities	476	
Balances, placements with, and loans and advances to banks	116	
Loans and advances to non-bank customers (net of provision)	3,275	
Fixed assets	99	
Other assets	208	
Deposits and balances of banks	(148)	
Deposits and other accounts of non-bank customers	(3,434)	
Other liabilities	(292)	
Subordinated term debts	(338)	
Minority interests	-	
Adjusted net attributable assets		31
Less: Transaction costs		8
Profit on disposal of DTDB		310

In addition, S$148 million special general provision that was previously booked in DBS Bank for the exposure to Thailand was no longer required. Of the S$148 million, S$108 million was set aside to cater for the Group's growing franchise outside Singapore and the remaining S$40 million was written back through the profit and loss account.

Note:
1/ On April 16, 2004, DBS Bank Ltd converted its 13,943 preferred shares and 13,943 convertible subordinated debentures in DTDB into a total of 348,588,943 ordinary shares in DTDB. Shareholding in DTDB increased from 52% to 59% after the conversion.